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02060598

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compagnie Financiere Richemont

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DEC 30 2002

THOMSON FINANCIAL

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FILE NO. 82- 4102 FISCAL YEAR 3-31-02

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DATE : 12/16/02

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The farther backward you can look, the farther forward you are likely to see.

Sir Winston Churchill

Compagnie Financiere ®

RICHEMONT

Annual Report and Accounts 2002

CONTENTS

www.richemont.com

RICHEMONT

Richemont is one of the world's leading luxury goods groups.

The Group encompasses several of the most prestigious names in the industry including Cartier, Van Cleef & Arpels, Piaget, Vacheron Constantin, Jaeger-LeCoultre, IWC, Dunhill and Montblanc.

Each of the Group's brands represents a proud tradition of style, quality and craftsmanship which Richemont is committed to preserving. The individual heritage and identity of each maison is rigorously guarded, the Group's designers and craftsmen being constantly challenged to keep the heritage alive through a continuous process of reinvention and innovation.

6 B

RICHEMONT

Cartier

VCA
Van Cleef & Arpels

PIAGET

A. LANGE & SÖHNE
GLASHÜTTE I/SA

VACHERON CONSTANTIN

JAEGER-LECOULTRE

OFFICINE PANERAI
FIRENZE 1860

IWC

BAUME & MERCIER
GENEVE · 1830

MONT BLANC

Montegrappa

dunhill

LANCEL
PARIS

Chloé

HACKETT
LONDON

1867
OLD ENGLAND
PARIS

PURDEY

6 C



FINANCIAL HIGHLIGHTS

All amounts in euros	2002	2001	
Sales	3 860 m	3 684 m	+ 5%
Operating profit	482 m	712 m	– 32%
Earnings per unit*	1.463	1.714	– 15%
Dividend per unit	0.320	0.300	+ 7%

SALES (€ m)


1998 2 205
1999 2 318
2000 2 924
2001 3 684
2002 3 860

OPERATING PROFIT (€ m)


1998 355
1999 390
2000 534
2001 712
2002 482

EARNINGS PER UNIT* (€)


1998 0.995
1999 1.176
2000 1.370
2001 1.714
2002 1.463

DIVIDEND PER UNIT (€)


1998 0.170
1999 0.208
2000 0.240
2001 0.300
2002 0.320

**Earnings per unit have been presented on an adjusted basis, excluding exceptional items and goodwill amortisation. Including exceptional items and goodwill amortisation, fully diluted earnings per unit amounted to € 0.770 (2001: € 2.231).*

CHAIRMAN'S STATEMENT

Since its formation in 1988, Richemont has grown to become one of the world's leading luxury goods groups.



Nikolaus Senn CHAIRMAN

At this year's Annual General Meeting, I shall step down as Chairman of the Company, a position I have held since its formation in 1988. The intervening period has seen substantial changes to the Group.

In 1988, Richemont held direct investments in Cartier, Piaget and Baume & Mercier as well as indirect interests in Dunhill, Montblanc and Chloé, these being held through the intermediary of Rothmans International. Today, Richemont is one of the world's leading luxury goods groups, with particular strengths in terms of jewellery, luxury watches and writing instruments. Since 1988, in addition to taking full ownership of those luxury goods businesses that formed part of the original Group, Richemont has added a controlling interest in the Parisian jeweller, Van Cleef & Arpels, and acquired the French leather-goods manufacturer Lancel. In terms of luxury watchmaking, the Group has purchased Vacheron Constantin and Officine Panerai and, in 2000, A. Lange & Söhne, Jaeger-LeCoultre and IWC.

The Group's current 21 per cent interest in British American Tobacco represents the culmination of a series of transactions involving Richemont's investment in Rothmans International. These concluded with the merger, in 1999, of Rothmans International with British American Tobacco to create the world's second largest international tobacco company.

In the light of my decision to retire at this year's AGM, the Board has asked Mr Johann Rupert to assume the role of Executive Chairman. Mr Rupert, as Group Chief Executive, has been closely involved in all aspects of the Group's progress since its formation and is ideally placed to become Chairman. I wish him every success in leading the Group to further prosperity.

I would like to take this opportunity to express my gratitude to the Board of Directors of Compagnie Financière Richemont AG for their support over the years. I would also thank the Group's management and staff for their contribution to the development of Richemont over the past 14 years and for their efforts in bringing the Group to the position it enjoys today.

Nikolaus Senn
CHAIRMAN

Compagnie Financière Richemont AG
5 June 2002



The Jaeger-LeCoultre Atmos du Millénaire Marqueterie clock features a secret drawer in which to record precious memories over the coming millennium

Following the rapid growth seen over a number of years, the Group has faced a difficult year.



Johann Rupert GROUP CHIEF EXECUTIVE

The luxury goods industry generally has seen a progressive slowdown in demand since the final quarter of 2000. The United States market, having been the principal beneficiary of the period of rapid growth between 1992 and 2000, has been the worst hit. Surprisingly, despite continuous domestic economic deflation, the Japanese luxury goods market has continued to grow. As the yen has weakened, consumers have cut back on overseas travel but have continued to buy luxury goods in the domestic market. Europe, in contrast, has remained sluggish.

For the financial year to 31 March 2002, Richemont's sales increased by 5 per cent to € 3 860 million. The increase in sales is due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. Excluding that effect, Group sales were broadly in line with the levels seen in the prior year. Operating profit for the year fell by 32 per cent to € 482 million.

Although the lack of growth in sales can partly be explained by the impact of global events, the more marked decline in operating profit is due to a number of factors. There was growth in the underlying cost base, as the Group opened new retail outlets and invested in developing its manufacturing infrastructure and in enhancing the capacity of its multi-brand service platforms. As with sales, operating expenses also increased as a consequence of the inclusion of the three new watch businesses.

We have taken a conscious decision to develop the manufacturing, distribution and support infrastructure of the Group to ensure that its businesses are equipped to grow in an ever more competitive environment where information flows, flexibility in production and responsiveness to the needs of the market will be key drivers of growth. These developments, together with the establishment of other centralised services, inevitably generate costs, which the Group is absorbing at a time when sales growth has levelled off. Provided that these and other indirect costs correlate to sales trends, we remain convinced that this strategy will ensure the continuing growth of Richemont's businesses over the long-term.

Richemont is committed to maintaining the uniqueness and individuality of each of its *maisons*. We believe in strength through diversity. Each *maison* has its own distinct identity, its own 'DNA', that stems from its heritage and culture, and it is critical that each brand has the right strategies and resources to be able to enhance that identity. To this end, some € 150 million has been invested over the last three years in expanding the production facilities of the Group's watch brands alone.

Notwithstanding our strongly held belief in the guiding principle of brand independence, Richemont is taking steps to centralise those functions which can be best performed on a group-wide basis. The past year has therefore seen the further integration of functions such as distribution, logistics, regional after-sales service, intellectual property management, finance and legal services.

As part of this continuing process, the Group is currently restructuring its Swiss operations to bring them on to a common platform with better co-ordinated support services. A number of companies will be merged into one legal entity. However, management independence and brand integrity will not be compromised and I would stress that no redundancies are planned as a consequence of the integration process. Indeed, the Group has been building its employee base in Switzerland in conjunction with the increase in its manufacturing presence such that the Group now has some 4 800 employees across the country. In conjunction with the integration of the various Swiss entities, it is also proposed that the corporate head office of Compagnie Financière Richemont AG be relocated to Geneva, which is home to a number of Richemont's businesses and where the Group already has a significant presence.

In addition to its luxury goods businesses, Richemont has a 21 per cent interest in its associate, British American Tobacco. British American Tobacco continues to perform well, the investment contributing € 495 million to the Group's attributable profit for the year and providing a strong cash flow in the form of dividends.

Having served on the Board of Compagnie Financière Richemont AG since its formation in 1988 and having reached the age of 75, our Chairman, Dr Nikolaus Senn, has indicated his intention to stand down at this year's Annual General Meeting. Over the years he has been a loyal friend and has brought great wisdom and experience to our deliberations. On behalf of all shareholders and colleagues I would like to take this opportunity to



Preliminary design study by Officine Panerai

thank him for his significant contribution to the Group's development. The Board of Compagnie Financière Richemont AG has asked me to take on the role of Executive Chairman upon Dr Senn's retirement and I will do my best to carry out those duties with the same degree of commitment, tact and good humour that Dr Senn has shown over the years.

Over the past few years we have cautioned against over optimism. Our conservative views have proven to be entirely justified. Richemont, however, has an excellent portfolio of prestigious luxury goods businesses, a significant investment in British American Tobacco and a sound cash flow. The Group is well placed to continue to invest in improving its infrastructure and developing its businesses. Taking at all times a long-term view, we will not deviate from this strategy.

Johann P. Rupert.

Johann Rupert
GROUP CHIEF EXECUTIVE

Compagnie Financière Richemont AG
5 June 2002

INVESTING IN THE FUTURE


Cartier

In contrast to the exceptional levels of growth seen in the first half of the prior year, the year under review was characterised by a further slowdown in demand and a difficult trading environment.

SALES BY PRODUCT LINE (€ m)

	2002	2001	
Jewellery	860	877	– 2%
Gold and jewellery watches	906	834	+ 9%
Other watches	888	819	+ 8%
Leather goods	303	312	– 3%
Writing instruments	285	263	+ 8%
Clothing and other	618	579	+ 7%
	3 860	3 684	+ 5%

SALES GROWTH REFLECTS THE IMPACT OF ACQUISITIONS

The overall growth of 5 per cent in sales reflects the inclusion for the full twelve month period of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000 and only consolidated for three months of the previous financial year. Excluding this effect, Group sales of € 3 860 million were broadly unchanged from the prior year.

A slowdown in sales of high jewellery, being principally within Cartier, resulted in a slight decline in jewellery sales overall. Van Cleef & Arpels also saw a slight decline in sales.

Watch sales overall, including the impact of the three recently acquired brands, grew by 9 per cent. On a like-for-like basis, including the three companies' sales figures for the full twelve months in both periods, watch sales were some 4 per cent below the prior year's level. In general, sales of the more expensive gold and jewellery watch ranges fared somewhat better than the market for steel and steel and gold watches.

Continued growth in sales of Montblanc's leather goods ranges partially offset the effects of the general downturn in travel-related business. In terms of writing instruments, an excellent performance by Montblanc, in part linked to the growth of its retail network, helped contribute to growth of 8 per cent for the Group as a whole. Whilst menswear sales were weak, the shortfall was more than compensated by increases in sales of fragrances and eyewear.

European sales, as a proportion of the Group's total sales, increased from 41 per cent to 44 per cent, having grown by 13 per cent over the prior year's level. Of this increase, some 11 per cent was attributable to the inclusion of the three newly-acquired watch brands for the full twelve month period, the balance representing underlying growth. Jaeger-LeCoultre, IWC and A. Lange & Söhne have historically enjoyed a very strong European sales base, although it is anticipated that this weighting will change in the years to come as their distribution and marketing in other markets will increasingly benefit from the association with Richemont.

Sales in Japan grew marginally during the year, relatively strong domestic demand of some 12 per cent being offset by a 10 per cent weakening of the yen against the euro. In the rest of Asia, sales were generally in line with the prior year's levels.

The Americas saw the biggest fall in sales as the events of September 11 compounded the already negative economic climate. For the year overall, sales were some 6 per cent lower, with sales in the region

SALES BY REGION (€ m)

Europe	1 710
Asia	1 454
Americas	696
	3 860


44%
18%
38%

accounting for 18 per cent of the worldwide total, compared to 20 per cent in the prior year.

RETAIL DISTRIBUTION ENHANCED

Notwithstanding the difficult environment facing the Group's businesses, Richemont is committed to further strengthening the appeal of its brands in terms of both product design and the creation of an ideal shopping environment within its retail stores.

The year has seen a focus on ensuring that the network of retail boutiques serves as a true representation of the spirit of the various *maisons* within the Group. A significant number of new stores were opened during the year, notably by Montblanc, and the number of franchised outlets has grown significantly for Montblanc, Dunhill and Lancel. Programmes of upgrading and remodelling of the stores have also been an important feature of the year.

NUMBER OF RETAIL OUTLETS	Total	Internal	External
Cartier	211	155	56
Van Cleef & Arpels	35	27	8
Piaget	27	18	9
Montblanc	196	120	76
Lancel	158	85	73
Dunhill	180	73	107
Hackett	23	23	–
Other	32	19	13
	862	520	342

Cartier has the Group's largest retail presence and, whilst the total number of owned stores has not increased during the year, it has continued to invest



The Cartier boutique on Fifth Avenue in New York was re-opened in late 2001 following an extensive renovation

·ALES BY DISTRIBUTION ꞉HANNEL (€ m)	2002	2001	
⟨etail	1 590	1 647	– 3%
Vholesale	2 270	2 037	+ 11%
	3 860	3 684	+ 5%

in the programme of remodelling its boutiques. The refurbished store on Fifth Avenue, New York embodies the concept whereby stores reflect the character, not only of the brand, but also of the city in which they are located. The store, originally opened in 1917 as one of the three Cartier 'temples', is a perfect synthesis of the traditional and modern.

Following the success of its new look store in Paris, Van Cleef & Arpels has also remodelled the stores in its most prestigious locations, including Palm Beach, Osaka and Monaco.

Montblanc also continues to develop its retail concept, with 31 new company-owned stores being opened during the year. Of these, 19 were in the United States. Pride of place goes to Montblanc's flagship boutique in Japan, opened in the Ginza district in September 2001. Montblanc's retail strategy is bearing fruit, with the *maison* showing strong growth in all of its product areas.

For Dunhill, the new store design, which is being rolled out globally, has proved to be a symbol of the rejuvenation of the brand. The new look has been well received by customers, as have the new product lines being offered. The New York store, which

Montblanc, the opening ts new flagship boutique ʼokyo was a highlight of year



opened in March 2002, sees the return of Dunhill to its rightful home in the city on Fifth Avenue. It has been widely acclaimed by both the trade press and customers.

Whilst retail sales have fallen slightly, the Group's wholesale sales have increased by 11 per cent during the year under review. This reflects, in part, the weighting of the businesses of Jaeger-LeCoultre, IWC and A. Lange & Söhne towards wholesale rather than retail distribution.



CONTINUED INVESTMENT IN MANUFACTURING

In line with the Group's declared policy of enhancing the individuality and creative independence of each of its *maisons*, Richemont has continued to invest in the expansion of separate production facilities for each of its watch brands. During the year, the Piaget factory at Plan-les-Ouates in Geneva and the Cartier facility at Le Crêt du Locle both became fully operational and construction work began at the new Baume & Mercier facility in Les Brenets and Officine Panerai's dedicated workshops in Neuchâtel.

Within the framework of Richemont's *Haute Horlogerie* division, great attention is paid to the need to ensure that each of the brands retains its individual character. In an increasingly competitive environment where consumers are becoming ever more sophisticated and better informed, the importance of brand integrity can never be emphasised enough. Richemont's concept of verticalisation ensures that the dedicated management teams of each of the specialist watch *maisons* retain control over product design and development, marketing and manufacturing, whilst at the same time benefiting from the integrated infrastructure that the Group can offer. The integration of Jaeger-LeCoultre, IWC and A. Lange & Söhne into Richemont has been an excellent example of how this can be achieved through a spirit of co-operation without in any way impairing the independence of the individual businesses.

Above:
Dunhill's new boutique on Fifth Avenue, New York opened in March 2002 and has been widely acclaimed

Below:
Construction began at Baume & Mercier's new production facility at Les Brenets in the Swiss Jura



PRODUCTS MUST MEET THE DEMANDS OF OUR CUSTOMERS

In an ever more competitive environment for the Group's products, each of the *maisons* benefits from the heritage and tradition which surrounds it.

: exhibited for the first at the Salon
-national de la Haute
'ogerie in 2002


IWC

Richemont's oldest brand, Vacheron Constantin, was established in 1755 and has been in constant production since that time. Louis Cartier founded the business that bears his name in 1847 and many of the Group's other *maisons* have been in existence for over a century. The companies' heritage is evident in the timeless nature of many of their products. This is particularly true of the Group's jewellery and watch businesses, where the *maisons*' archives provide a rich source of designs, which can be adapted to meet the demanding criteria of today's market.

Each of Richemont's brands must be proactive in developing exciting products, which meet the needs and expectations of their customers. Products must have a contemporary edge and should embody new materials and technologies, whilst maintaining the ethos of each of the brands.

During the year under review, Cartier, for example, has created the new *Lanières* and *Délices de Cartier* ranges of high jewellery and launched the *Roadster* watch. Van Cleef & Arpels has also introduced exciting new pieces, including the *Between-the-fingers* ring and the Group's watch brands have all presented new models at this year's *Salon International de la Haute Horlogerie*.

A brand's heritage cannot be created overnight but rather grows over time. The challenge for Richemont's *maisons* today is to look forward and ensure that the process of development begun by their founders is continued into the future in the same spirit, reflecting the same core values.

HERITAGE

The farther backward you can look...

The Richemont portfolio contains trade names that are rich in tradition; traditions that, in some cases, reach back centuries. Each of them has a history and a distinctive place in its own *milieu*. They have each evolved a focus and an ethos that makes them truly unique. This collective inheritance represents a vast and complex diversity of experience, skills, talents and values.

The philosophy and policies of Richemont are designed to nurture and advance the wealth of heritage that is the hallmark of the Group. Richemont is therefore determined not only to draw on the quality and customer satisfaction that characterise these traditions, but to build constructively and creatively on the foundation of excellence which lies at the heart of all its *maisons*.

The overall objective is to ensure that in a world of changing fashions, Richemont's businesses continue to provide discerning customers with exquisite products that reflect levels of taste and quality that are truly timeless.



1750-1840 During these nine decades spanning the late 18th and early 19th Centuries, four of Richemont's oldest maisons were established: Vacheron Constantin in 1755; Purdey in 1814; Baume & Mercier in 1830; and Jaeger-LeCoultre in 1833. The excellence of their craftsmanship ensured their reputation and longevity.



Louis Victor and Pierre Joseph Baume, founders of the company now known as Baume & Mercier


OXFORD STREET
Gun Manufacturer
REMOVED FROM PRINCES STREET, LEICESTER SQUARE

In 1814 James Purdey established his business in Oxford Street – the company later moved to new premises in South Audley Street, where it remains to this day



Vacheron Constantin ladies' pendant watch from 1840

1841-1920 This period was both exciting and tumultuous. Despite conflict and hardship, creativity and innovation were evident everywhere. This was the age of the Great Exhibition, Art Deco and the Eiffel Tower.



Cartier onyx tree tiara from 1914



Alfred Cartier and his three sons, Pierre, Louis and Jacques



Alfred Dunhill filed a patent for 'horological instruments' in October 1903 and retailed this dashboard clock circa 1906



The A. Lange & Söhne gold hunter presented to Sultan Abdul Hamit II in 1898

1841-1920 (continued) It was also an age when many of Richemont's maisons came into existence. A. Lange & Söhne was formed in 1845 and Cartier in 1847. In the latter half of that century Officine Panerai, Old England, IWC, Piaget, Lancel and Dunhill were established, whilst both Van Cleef & Arpels and Montblanc were founded in 1906 with Montegrappa following shortly afterwards in 1912. Many of these were honoured with national and international awards for the quality and beauty of their products.



Cartier Art Deco brooch from 1913



Products from the Dunhill 'Motorities' collection


10
10

The IWC Pallweber digital pocket-watch from 1885

1921-1940 These troubled years were a testing time. It is a tribute to the quality of the products and the determined focus of those producing them that the businesses not only survived, but continued to receive many awards in recognition of the outstanding craftsmanship which they represented.



The Van Cleef & Arpels Clip Pivoine in Mystery Set rubies


Welch
ein prächtiges
Geschenk
und Juwelen hat und
doch nur wenig kostet
MONTBLANC
MEISTERSTÜCK
MONTBLANC-STÖFFHAAS
Hamburg, Großer Burstah 1, Steindamm 21
Breslau
Schweidnitzer Str. 27
Berlin
Leipziger Str. 104
Leipzig
Neuestes Weltsystem
Beschreibung: Innenseite
Für jede Hand
die passende,
die lebendige
Montblanc-Goldfeder!

Montblanc advertising circa 1924



Cartier Chimera clock from 1926

Post 1940 *World War II, despite all its horrors, gave rise to the age of decolonisation, globalisation and phenomenal scientific and technological advancement. This is reflected in the innovation evident in many of the Group's products.*



Marlene Dietrich wearing Van Cleef & Arpels in 1941



Piaget unveils the world's most expensive watch of its day in 1981



The first Pilot's watch calibre 52 S.C. from IWC in 1940


MARINA
MILITARE

A Panerai underwater watch and compass

...*the farther forward you are likely to see.*

The heritage of Richemont's *maisons* is rooted deep in the knowledge, experience and tradition of the luxury goods industry. In consequence, they have the confidence and expertise to move forward boldly and decisively. This assurance is bolstered by the wealth of creative talent that they have accumulated and the substantial investment that has been made across the Group in new production facilities and distribution channels.

Looking ahead, Richemont strives to ensure that its businesses are in a position to continue to develop and produce products which will continue to thrill and enchant their owners. The challenge for the *maisons* is to ensure that their creations have the same degree of wonder and delight as those which fulfilled the aspirations of previous generations of connoisseurs.





Cartier

Cartier's jewellery and watch creations illustrate the inventiveness of a jeweller who is inspired by history, but resolutely focused on the future.

In 2001, Cartier created *Lanières* and *Délices de Cartier*, two new high jewellery collections. It also introduced the *Roadster*, an elegant, sporty watch.

Established in 1847 in Paris, Cartier opened its two further landmark boutiques in London and New York in 1909 and 1917, respectively. The company was proud to celebrate the reopening of its New York boutique on Fifth Avenue at the end of 2001 after a major refurbishment exercise. Located in an elegant, Renaissance-style residence in the heart of Manhattan, the boutique is a listed historical monument and a landmark in the city.



Above: A yellow gold and diamond ring with a fancy yellow emerald-cut diamond and a platinum and diamond ring with a pear-cut diamond
Left: A white gold and diamond ring from the Délices de Cartier collection

20 A



Cartier has established an outstanding collection of historic jewellery pieces which trace its heritage back to 1847. During the year, Cartier acquired a ceremonial necklace, originally created for the Maharaja of Patiala. This exceptional piece was crafted in the Cartier *ateliers* in Paris in 1928 and has now been fully restored in those same *ateliers*. It was exhibited in March 2002 at the Tefaf Antique Fair in Maastricht, Holland.

Cartier has also ventured into the publishing world with the launch of *Cartier Art*, a magazine covering various aspects of the arts. It is published in French and English and was first exclusively distributed to Cartier clients in autumn 2001.

Above: Lanières Tank Allongée watch
Right: Roadster 18K gold model

20B


CARTIER
AUTOMATIC



Van Cleef & Arpels

During the year under review Van Cleef & Arpels further enhanced its product offering and continued the development of its retail network.

The brand's mastery of the *Mystery Setting* and its willingness to experiment have given birth to extraordinary pieces such as the *Cap 2000* ring in *Mystery Set* diamonds.

The *Between-the-fingers* ring was successfully launched last spring, Van Cleef & Arpels having now established a new way of wearing rings.

October 2001 saw the relaunch of the *Alhambra* collection. The new range was presented to the press in seventies décor, highlighting the renewal of the line.

The year was also marked by the successful integration of the distribution network in Japan and Hong Kong.

Over the course of the year, the new store concept – created by the designer Anouska Hempel – was implemented in the Palm Beach, Osaka and Monaco boutiques. Van Cleef & Arpels has also opened new boutiques in strategic locations including Chicago, Yokohama, Seoul and Riyadh.



Above: The Forêt ring featuring the 'Mystery Setting'
Left: The Zip necklace on shagreen leather

PIAGET



2001 established the key values of Piaget as being audacity and creativity. Its determination to innovate was confirmed by the launch of new collections and the rollout of a new boutique concept.

Piaget Polo is back. First launched at the end of the 1970s, *Piaget Polo* dressed the wrists of the most famous stars of that period. This model had such success that it became an icon of luxury watchmaking. Recapturing the spirit of the 1980s in the 21st century, *Piaget Polo* appeals to a society conscious of imagery and the symbolic.

During the year, Piaget's jewellery ranges were also extended with the launch of new *Possession* rings and a new *Limelight* collection.

Piaget also launched its new boutique concept, emphasising a world of transparency and light through the use of light wood, glass and aluminium.

Above: New rings from the Possession collection
Right: Piaget Polo was relaunched in 2001

22B


12
PIAGET
SWISS
MADE


A. LANGE & SÖHNE
GLASHÜTTE I. SA.
No 2314
DREISSIG (30) RUBINE

A. LANGE & SÖHNE
GLASHÜTTE I/SA

Since the company's proud return to the market in 1994, the exclusive mechanical timepieces of A. Lange & Söhne have once again been worldwide ambassadors of the 'Made in Germany' label.

The design of Lange watches is characterised by understatement and classical elegance, while following a clear and homogenous line. Only the most precious materials are used. With 14 models each using its own unique movement, combining both technical originality and practical innovation, these timepieces are painstakingly crafted and assembled by hand at the Lange workshops in Glashütte.

Today, with limited annual production and extremely selective and exclusive distribution, A. Lange & Söhne's timepieces are once more among the most sought-after in the world.


LANGE
25

Above: The Langematik Perpetual
Left: The Lange Cabaret

24A

VACHERON CONSTANTIN



Vacheron Constantin has been making history for nearly two and a half centuries. Recognised as the world's oldest watch manufacturer, it has been in continuous production since 1755.

To celebrate the new millennium, Vacheron Constantin introduced the *Royal Eagle*. Available as either a certified chronometer or a large calendar chronograph, the *Royal Eagle* blends technical excellence with modern appeal.

The year also saw the launch of the *Openworked Tourbillon* model in the *Malte* collection. Featuring a curved-sided *tonneau* case in either pink gold or platinum, this exceptional timepiece has a transparent case-back and dial.

In November 2001, the jury of the *Grand Prix de la Ville de Genève* awarded its prestigious prize covering all product categories to Vacheron Constantin's *Lady Kalla* diamond watch. This model also received the Best Jewellery Watch award on the strength of its outstanding aesthetic qualities.

Above: Watches from the '1972' collection
Right: The Openworked Malte Tourbillon


28 31
25
22
19 16 13


JAEGER-LECOULTRE
SWISS MADE

JAEGER-LECOULTRE

An exceptional and distinguished manufacturer, uniting the entire range of watchmaking skills under one roof, Jaeger-LeCoultre is considered to rank among the very best in the industry for its watch movements. Today, Jaeger-LeCoultre produces 38 different movements. Its horological repertoire extends from *Calibre 101*, the world's smallest mechanical movement, to the most ingenious mechanisms.

This mastery of watchmaking know-how is part of the legend, one which is consistently reinforced by each timepiece created by Jaeger-LeCoultre. Nonetheless, the soul of the brand would be nothing without the individuals who cultivate it daily.

Jaeger-LeCoultre's master watchmakers have further extended the limits of the watchmaking art by creating three new models, each representing genuine watchmaking feats. The *Reverso Septantième* and the *Master Compressor Memovox* watches were launched at the *Salon International de la Haute Horlogerie* in 2002, as was the *Atmos Régulateur* clock.


12
9
6

Above: The Master Compressor Memovox
Left: The Duetto model from the Reverso range

26A

OFFICINE PANERAI
FIRENZE 1860

In 1938, Panerai began production of military watches of the highest technical quality designed for Italian frogmen. Today, the brand is the leader in the niche market of professional watches with high technological standards combined with Italian design. It is represented in all the major countries in the world through an exclusive network of 290 specialist watch retailers.

The year was marked by two important events that significantly influenced the development of the brand: the re-opening of the *Bottega d'Arte* boutique in Florence and the acquisition of the building in Neuchâtel, Switzerland that will house Panerai's manufacturing operations from September 2002.

New models were successfully launched in 2001, including the *Luminor Marina 44 mm automatic*, with its new bracelet technique combining titanium and steel. The *Radiomir* collection was enhanced by the production of various versions, from the *GMT Alarm 42 mm* in steel to the automatic version in pink gold.

Panerai has significantly enhanced its brand awareness this year; it will continue to increase its appeal as the icon sportswatch.

Discriminating connoisseurs of high quality watchmaking recognise the brand as highly original. Panerai will continue to build on the concepts of rarity and exclusivity.



Above: The Radiomir GMT Alarm 42mm
Right: Panerai's unique lever device protects the crown on the Luminor Marina




IWC
CHRONOGRAPH

IWC

International Watch Co. Ltd. Schaffhausen . Switzerland
Since 1868

Since its foundation in 1868, IWC has introduced a series of innovative products that have established it as one of the world's most prestigious watch manufacturers. Today, every new model from IWC is eagerly awaited by a growing community of connoisseurs and collectors who see the brand as the embodiment of outstanding design, traditional craftsmanship and state-of-the-art manufacturing techniques.

IWC has built its reputation on watches that break the mould. From the world's first digital watch, the *Pallweber*, in 1885 to the latest highly complicated models, IWC has never ceased to surprise and impress the international watchmaking community.

Original models from Schaffhausen include the ever-popular *Pilot's* watches, the oversize *Portuguese* of the 1930s – a precursor of a range that is now among the company's most popular lines – the antimagnetic *Ingenieur*, a range of professional divers' watches and the *Da Vinci*, which features the most advanced perpetual calendar movement ever found in a wristwatch. This is also used in the world's first wristwatch-sized *Grande Complication*. With its chronograph and minute repeater, this achievement underscores IWC's position at the cutting edge of the industry.


IWC
SCHAFFHAUSEN
RESERVE
AUTOMATIC

Above: The Portuguese Automatic 2000
Left: The GST Perpetual Calendar chronograph in titanium

BAUME & MERCIER
GENEVE · 1830


20
30

"Accept only perfection, only manufacture watches of the highest quality." Such was the Baume brothers' dictum when the watchmaking house *Baume Frères* was founded in 1830. Today, this maxim continues to inspire excellence.

Baume & Mercier has achieved, with outstanding success, the ideal alchemy of combining tradition and modernity. Their products have garnered international renown for reliability, quality, durability and style.

Baume & Mercier currently operates in 75 countries. The *maison* has a strong presence in Europe, notably in Italy, Spain and France, whilst, across the Atlantic, the United States represents approximately one third of sales.

In 2002, Baume & Mercier will prioritize the development of the Asian and Japanese markets, due to their significant potential.

Baume & Mercier's vision for the future is to remain a *maison d'horlogerie*. The company does not intend to sit back on its history, but is determined to give a future to its past.

Above: The CapeLand S chronograph
Right: The Hampton Milleis automatic with power reserve indicator


BAUME & MERCIER
GENEVE
40
20
60
15
45
30



MONT BLANC

The white star of Montblanc symbolizes the peak of Europe's highest mountain and represents Montblanc's commitment to produce luxury products of the highest quality, sophistication, timeless style and finest craftsmanship. Montblanc customers know that their desire for prestige, timeless elegance, cultured lifestyle and reliability will be met.

The *Bohème* line continued its success in the writing instrument market, whilst the newly introduced *Ladies' Business Bags* further strengthened demand among female customers.

Montblanc launched its first men's fragrance, *Présence*, which has achieved strong sales and has enhanced Montblanc's strategic development as a diversified luxury brand.

New major watch lines are forecast to significantly grow this product category next year and two new leather lines will be launched in 2002, further strengthening Montblanc's position in this important product area.

Montblanc's appreciation of the importance of retail distribution has led to the expansion of its US retail network by 21 new boutiques, increasing it to a total of 49. In addition, a new boutique concept is to be introduced next year, beginning in Paris, Rome and Zurich.



Above: A chronograph from the 'Sport' collection
Left: The Bohème fountain pen

30A

Montegrappa



Montegrappa, the oldest Italian pen manufacturer, is a brand of great international prestige, appreciated and sought after by connoisseurs and collectors worldwide. The originality of the design, the functional reliability, the choice of the most precious materials and the use of sophisticated goldsmiths' craft techniques, such as deep drawing and low-relief engraving, make each new Montegrappa model a product of great appeal amongst *haut de gamme* writing instruments.

The limited editions, the jewels in the crown of the House of Bassano del Grappa, are inspired by the lives of illustrious individuals, the great events of history, traditional culture and the significant themes of the present day.

The acquisition of the company by Richemont constituted a decisive turning-point for the commercial development of the brand, ensuring an exclusive distribution network for the organisation whilst preserving the skills of its craftsmen.

Above: The Amerigo Vespucci Limited Edition, 18K gold and sterling silver versions
Right: The Montegrappa Symphony





dunhill

The rebranding of Dunhill continued this year with the extension of the striking new retail concept across the network. A total of 17 stores were renovated, including flagship stores in Tokyo, New York and Taipei. Twenty per cent of the existing stores now appear in the new house colours, together with five stores at new locations.

The fine-tuning of the collections was also accelerated with the launch of *Globetrotter*, a sophisticated luggage collection inspired by basketball leather, as well as a contemporary collection of cuff links, belts and traditional English games. Growth in the ready-to-wear collection was further promoted by a strong focus on fine tailoring and luxury materials.



Dunhill continues to revisit its *Motorities* heritage for inspiration and legitimacy, strengthening its position as a definitive supplier of luxury accessories for gentlemen.

The acquisition of a traditional bridle leather goods' factory based in London will enhance the brand's capacity to create exceptional luggage and small leather goods.

The year culminated in the return of the brand to Fifth Avenue, New York, with the opening of a two-storey flagship store.

Above: The Facet Dunhillion Chronograph
Left: A Globetrotter Passepartout bag

32A

LANCEL
PARIS

Lancel is one of the very few French luxury goods brands to enjoy legitimacy in a wide variety of quality products for both men and women.

The development of new and innovative products is not only a tradition for Lancel but also a permanent challenge, which was successfully met with the launch of the *Nobag* line.

Since its acquisition by Richemont, Lancel has engaged in a programme of worldwide geographical expansion, whilst remaining firmly anchored in its home market. In line with this strategy, the year saw development of the US market, where Lancel now operates seven boutiques.

Several shops or 'corners' were also opened in various other countries, including China, Italy, Greece, Spain and Portugal, either directly or through franchise partnerships.

In France, Lancel continued its multifaceted brand support strategy with strong publicity campaigns and an emphasis on public relations, together with its programme of retail boutique refurbishment.

Looking forward, Lancel is confident that its expansion plans will reaffirm its success.



Above: Classic Lancel elegance in a collection of top-of-the-range suitcases
Right: A full-grain leather ladies' handbag





Chloé



The year marked the beginning of a new era for Chloé, as Phoebe Philo took over as the House Artistic Director. The first two collections under her direction were extremely well received. Her remarkable touch of refinement and luxury took the brand to a new level of sophistication.

During the year, Chloé has continued to grow its core business, women's ready-to-wear, in all areas of the world. The brand has also continued with its extension strategy. The first handbag collection achieved an impressive success, with the *bracelet bag* becoming a 'must-have' of the season. The new swimwear collection will reach the stores for Summer 2002 and the first shoe line will be retailed as from the next Autumn/Winter season. The brand has been further strengthened by the highly noticeable increase in editorial coverage together with significantly higher media expenditure.

Over the coming year, the *maison* aims to pursue its growth policy in each product category, to reinforce its communication efforts and to redefine its visual identity.

Above & Left: The 2002 Spring/Summer collection

HACKETT
LONDON

Hackett, purveyors of 'Essential British Kit' to men in the United Kingdom, France, Spain and now Portugal, benefited from the impetus given by a largely new management team with sales increasing strongly compared with the previous year.

Products for Autumn/Winter 2001 and Spring/Summer 2002, in particular, demonstrated Hackett's traditionally strong values of innovation and exclusivity across all categories, generating record levels of press coverage in the process.

Hackett's second flagship store, on London's Regent Street, opened to much acclaim. Wholesale distribution was also expanded.



Shop-in-shops opened in Harvey Nichols' stores in the UK and Hackett's strong relationship with El Corte Ingles resulted in new concessions in Madrid, Marbella and Lisbon. Parisians also welcomed the chance to visit Hackett on the Right as well as Left Bank, in the newly refurbished Old England store.

Hackett seeks to maximise the potential of last year's gains by continuing to develop into one of the key premium British menswear brands, both within the UK and internationally.

Above: The Hackett Morning Suit, 'Essential British Kit'
Right: Chelsea Collar shirts from the Autumn/Winter 2001 range




J. PURDEY & SONS

OLD ENGLAND
PARIS


OLD ENGLAND

The year 2001 saw the successful renovation of the Old England flagship store in Paris. The heritage of the listed building was respected and a balance between tradition and modernity achieved. Today Old England offers a range of typically English products and accommodates Hackett, Purdey and Dunhill shop-in-shops in a suitably refined environment.

The year 2002 has begun strongly. Old England continues to develop its activities: firstly, with plans to refurbish the store in Lyon; secondly, with a strategy to reinforce the brand image through increased marketing; and thirdly, with plans for the launch of an exclusive line of products for women.

PURDEY

Purdey made good progress in the completion and delivery of its new guns and in sales of shooting apparel and accessories.

The Purdey factory continues to improve its performance on the strength of the Group's major investment in the new machine shop.

Development of shooting wear and accessory ranges continued with the launch of two exclusive Purdey house-tweeds and a new range of clothing designed specifically for women, by Lady Henrietta Palmer.

In the year ahead Purdey will advance its marketing and communications efforts in Europe and the USA through media advertising, PR activity and a presence at the principal hunting exhibitions and events.

Above: The Old England flagship store in Paris
Left: A Purdey Double-barrel Express rifle

CONTENTS

36 B

FINANCIAL REVIEW



OVERVIEW

The Group's results for the year ended 31 March 2002 were influenced by difficult trading conditions and the inclusion for the first time of a full twelve months' results for Jaeger-LeCoultre, IWC and A. Lange & Söhne.

	2002	2001	
Sales	€ 3 860 m	€ 3 684 m	+ 5%
Operating profit	€ 482 m	€ 712 m	– 32%
Attributable profit			
– parent and subsidiaries	€ 331 m	€ 528 m	– 37%
– share of associated companies	€ 495 m	€ 440 m	+ 13%
– the Group	€ 826 m	€ 968 m	– 15%
Earnings per unit – fully diluted basis	€ 1.463	€ 1.714	– 15%

The results presented above exclude the effects of goodwill amortisation and exceptional items from the results for both years.

Group sales for the year increased by 5 per cent to € 3 860 million, largely due to the inclusion for the first time of the full twelve months' results of Jaeger-LeCoultre, IWC and A. Lange & Söhne, which were acquired in December 2000. The results of the three businesses had been included for only the final quarter of the previous financial year.

Jewellery sales declined marginally compared to the prior year. Watch sales grew by 9 per cent, reflecting the positive impact of the three recently acquired brands. On a like-for-like basis, including the three companies' sales figures for the full twelve months in both periods, watch sales were some 4 per cent below the prior year's level. Writing instruments benefited from an excellent performance by Montblanc, although leather goods were adversely affected by the general downturn in travel-related business.

Sales in Europe grew by 2 per cent on a like-for-like basis. Sales in Japan grew by 3 per cent during the year, whilst sales in the rest of Asia were generally in line with the prior year's levels. The Americas saw the biggest fall in sales, as the events of September 11 compounded the already negative economic climate.

Whilst retail sales have fallen slightly, the Group's wholesale sales have increased by 11 per cent during the year under review. This reflects, in part, the weighting of the businesses of Jaeger-LeCoultre, IWC and A. Lange & Söhne towards wholesale rather than retail distribution.

PROFITABILITY

Richemont's operating profit was impacted by continued investment in the Group's brands and underlying infrastructure and the adverse impact of exchange rates.

	2002 € m	2001 € m	
Sales	3 860	3 684	+ 5%
Cost of sales	(1 382)	(1 216)	
Gross margin	2 478	2 468	
Net operating expenses	(1 996)	(1 756)	
Operating profit	482	712	– 32%

The Group's gross margin percentage declined from 67.0 per cent to 64.2 per cent during the year under review. This reflected the adverse impact of currency movements, in particular the relative strengthening of the Swiss franc against the euro. In addition, sales of the three watch brands acquired in December 2000 are predominantly through wholesale channels, which generate a lower gross margin percentage than the retail business.

Operating expenses increased by 14 per cent, reflecting investments in the retail distribution network, in marketing and communication and in the support infrastructure of the Group generally. As with sales, operating expenses also reflected, for the first time, the full twelve months' figures in respect of A. Lange & Söhne, IWC and Jaeger-LeCoultre. Underlying growth in operating expenses, excluding the effect of the inclusion of the three watch brands for the full twelve month period, was 9 per cent. The combination of the reduction in gross margin percentage and the higher level of operating expenses resulted in a decline in operating profit of 32 per cent.

PROFIT AND LOSS ACCOUNT

The decline in attributable profit of the parent and subsidiary companies was partially offset by an increased contribution from British American Tobacco.

	2002 € m	2001 € m
Operating profit	482	712
Net investment income/(expense)	(46)	8
Profit before taxation	436	720
Taxation	(107)	(191)
Profit after taxation	329	529
Minority interests	2	(1)
Attributable profit of the parent and its subsidiaries	331	528
Share of results of associates	495	440
Attributable profit of the Group	826	968

The summary profit and loss account is presented on an adjusted basis, which excludes the effects of goodwill amortisation and exceptional items from the results for both years.

Net investment expense was € 46 million compared to net investment income of € 8 million in the prior year. During the prior year, the Group earned interest for a number of months on the cash proceeds of both the Vivendi sale and the redemption of the first tranche of preference shares in British American Tobacco up until the acquisition of the three watch brands in December 2000. A dividend of € 18 million was also received from Vivendi prior to its sale. In the year under review the Group has been in a net borrowing position.

The Group's effective tax rate decreased from 26.5 per cent to 24.5 per cent.

The attributable profit of the parent company and its subsidiaries, representing the Group's luxury goods business, declined by 37% to € 331 million.

The Group's investments in associated companies, representing the Group's share of the results of British American Tobacco, contributed € 495 million at the attributable profit level.

This increased contribution from associates partially offset the decline in profit generated by the parent company and its subsidiaries, which resulted in Group attributable profit being € 142 million lower than the year to March 2001, a decrease of 15 per cent.

The average exchange rates applied to translate the results of Group companies into the euro for the current and previous year are as follows:

	2002	2001
United States dollar	0.88	0.91
Japanese yen	110.64	100.38
Swiss franc	1.50	1.54
Sterling	0.62	0.61

ACCOUNTING FOR ASSOCIATED COMPANIES

The Group's share of the results of associated companies increased by 13 per cent to € 495 million.

	2002 € m	2001 € m
British American Tobacco	495	473
Hanover Direct	–	(33)
	495	440

The figure in respect of the year under review reflects only the Group's share of the results of its 21 per cent investment in British American Tobacco ('BAT'), whereas the prior year's figure also included the Group's share of the losses incurred by Hanover Direct. The Group no longer equity accounts its interest in Hanover Direct, having written down its investment in the common stock of that company to zero.

In June 2000, Richemont's effective interest in BAT was reduced from 23 per cent to 21 per cent as a consequence of the exercise of the put option in respect of one half of the Group's holding of BAT preference shares. The comparative figures in respect of the prior year therefore include a 23 per cent interest in BAT for the first two months of the financial year and a 21 per cent interest thereafter, whereas the Group's share of the results of BAT for the year under review were based on a 21 per cent interest for the full twelve month period.

BAT has a 15 per cent share of the global cigarette market. It is the second largest international tobacco company and is the market leader outside of the United States. It has an impressive market position in Latin America and a robust position in all other regions. With its strong broad-based portfolio of international, regional and local brands, BAT has the platform for achieving its vision to establish leadership of the global tobacco industry.

In the year to 31 December 2001, shipments of BAT's international brand cigarettes grew by 3 per cent but overall group volumes remained consistent with the prior year at 807 billion cigarettes. Europe recorded good growth of 7 per cent, predominantly in the central and eastern European markets, but this was offset by small declines in the other regions. Despite flat sales volumes, net revenues were up by 4 per cent to £ 12 039 million with increases being recorded in all regions except for Asia-Pacific. In addition to the increase in net sales revenue, the shift in brand mix resulted in the improved operating profit and margin compared to the prior year.

BAT's four principal global brands, Lucky Strike, Kent, Dunhill and Pall Mall, achieved an overall growth of more than 10 per cent, with 'light' blends growing by 11 per cent. Strategically, BAT continues to shift its brand mix towards more profitable segments of the tobacco market, being the international and premium priced brands, 'lights' and the 'adults under 30' category. The effect of this has beneficially impacted operating profit and margins.


British American Tobacco
100
BRITISH AMERICAN TOBACCO
ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2001

Earnings per share on an adjusted basis, which is regarded by BAT as being the most comparable measure of the company's performance, increased by 9 per cent in BAT's financial year ended 31 December 2001 and by 10 per cent in the quarter ended 31 March 2002.

During the year under review, dividends totalling € 228 million were received by Richemont from its investment in BAT.

Richemont adjusts the reported results of BAT to take account of its December financial year-end and the differences in accounting policies applied by the two companies. The table below sets out the adjustments made to BAT's reported results for their inclusion in Richemont's financial statements:

	2002 £ m
Attributable profit as reported by BAT for the year ended 31 December 2001	1 010
Less: attributable profit as reported by BAT for the quarter ended 31 March 2001	(226)
Add: attributable profit as reported by BAT for the quarter ended 31 March 2002	229
Adjustments:	
– to eliminate goodwill amortisation	390
– to eliminate exceptional items reported by BAT:	
– restructuring costs arising from the merger	51
– loss on sale of business	2
Adjusted attributable profit of BAT	1 456
Richemont's share of BAT's adjusted attributable profit	306
	€ m
Converted at the average €/£ rate of 0.62 for the year	495

CONSOLIDATED BALANCE SHEET

Unitholders' funds increased by € 246 million to € 7 983 million at 31 March 2002.

	2002 € m	2001 € m
Long-term assets		
Property, plant and equipment	903	691
Investment in associated undertaking	638	507
Other long-term assets	470	399
	2 011	1 597
Net working capital	1 956	1 438
Net operating assets	3 967	3 035
Goodwill	5 730	6 036
Net borrowings	(1 456)	(1 048)
Cash, cash equivalents and short-term borrowings	(723)	(375)
Long-term borrowings	(733)	(673)
Other long-term liabilities	(176)	(161)
	8 065	7 862
Capital employed		
Unitholders' funds	7 983	7 737
Minority interests	82	125
	8 065	7 862

The increase in property, plant and equipment totalling € 212 million largely represents further investment in the Group's retail network and watch manufacturing facilities, net of the depreciation charge for the year.

The investment of € 638 million in associated undertakings represents the Group's share of the net tangible assets of British American Tobacco. Of the total goodwill figure of € 5 730 million, € 2 560 million relates to the Group's investment in British American Tobacco. In total, the carrying value of the Group's investment in BAT therefore amounts to € 3 198 million. Other long-term assets include deferred tax assets, investments, collection items and unit purchase scheme receivables.

The carrying value of goodwill decreased as a result of the amortisation charge for the year, offset by goodwill arising in respect of the acquisition of subsidiary undertakings, which totalled € 34 million.

Net borrowings increased by € 408 million primarily as a result of increased working capital requirements and the Group's capital investment programme.

CASH FLOW STATEMENT

The cash generated by operating activities and income from associates was offset by the Group's investment activities during the year.

	2002 € m	2001 € m
Operating profit	482	712
Depreciation and other non-cash items	179	135
Increase in working capital	(375)	(270)
Net cash inflow from operating activities	286	577
Dividends received from BAT	228	237
Returns on investments and servicing of finance	(54)	1
Taxation paid	(180)	(149)
Net acquisitions of property, plant and equipment	(308)	(230)
Proceeds on redemption of BAT preference shares	–	741
Proceeds on disposal of other long-term assets	14	1 191
Acquisitions of subsidiary undertakings and minority interests	(151)	(2 028)
Other aquisitions and investments	(30)	(103)
Net cash inflow/(outflow) before financing activities	(195)	237
Dividends paid	(168)	(134)
Buy-back of Richemont units	(52)	(142)
Other financing activities	73	(48)
Exchange rate effects	(6)	3
Decrease in cash, cash equivalents and short-term borrowings	(348)	(84)
Cash and cash equivalents at the beginning of the year	(375)	(291)
Cash and cash equivalents at the end of the year	(723)	(375)

The net cash inflow from operating activities amounted to € 286 million for the year, reflecting the increase of € 375 million in working capital due to the generally difficult trading environment and the consequent shortfall in sales compared to planned levels.

The dividends received from BAT comprise the final dividend in respect of BAT's financial year ended 31 December 2000 and the interim dividend in respect of the 2001 financial year.

In the previous financial year, the Group put one half of its holding of BAT preference shares back to that company under the terms of the agreement relating to the merger of BAT and Rothmans International. The resultant proceeds from this transaction totalled € 741 million. The disposal of other long-term assets in the prior year included the disposal of the Group's interest in Vivendi, which realised proceeds of € 1 176 million.

Acquisitions of subsidiary undertakings totalled € 151 million for the year, principally comprising the Group's purchase of a further 20 per cent interest in Van Cleef & Arpels and the acquisition of Petitjean, a Swiss manufacturer of watch components. In the prior financial year, Richemont completed the acquisition of Jaeger-LeCoultre, IWC and A. Lange & Söhne for a total consideration of € 1 982 million.

During the year the Group purchased 2 million Richemont "A" units, at an acquisition cost of € 52 million, to hedge obligations arising in respect of the Group's long-term unit-based executive compensation schemes. In the prior year the Group bought back 5 million units at a cost of € 142 million.

The Group's net borrowings at the balance sheet date were as follows:

	2002 € m	2001 € m
Cash, cash equivalents and short-term borrowings	(723)	(375)
Long-term borrowings	(733)	(673)
Net borrowings	(1 456)	(1 048)

PROFIT AND LOSS ACCOUNT ON A REPORTED BASIS

The profit and loss account on a reported basis includes the impact of exceptional items and goodwill amortisation on the results of the Group.

	2002 €m	2001 €m
Operating profit	482	712
Goodwill amortisation	(182)	(119)
Exceptional items	–	722
Profit before net investment income/(expense) and taxation	300	1 315
Net investment income/(expense)	(46)	8
Profit before taxation	254	1 323
Taxation	(107)	(191)
Profit after taxation	147	1 132
Minority interests	4	2
Attributable profit of the parent and its subsidiaries	151	1 134
Share of attributable profit of associates	277	130
Share of attributable profit on an adjusted basis	495	440
Goodwill amortisation in respect of associates	(200)	(268)
Share of exceptional items reported by associate	(18)	(42)
Attributable profit of the Group on a reported basis	428	1 264

A summary of the effects of goodwill amortisation and exceptional items on profit attributable to unitholders is shown below:

	2002 €m	2001 €m
Attributable profit of the Group on a reported basis	428	1 264
Elimination of goodwill	380	384
Reported by the parent and its subsidiaries	182	119
In respect of associated undertakings	200	268
Attributable to minority interests	(2)	(3)
Elimination of exceptional items	18	(680)
Gain on exercise of put options over BAT preference shares	–	(189)
Gain on disposal of Vivendi	–	(533)
Share of exceptional items reported by BAT	18	42
Attributable profit of the Group on an adjusted basis	826	968

Goodwill
The reported results reflect the Group's accounting policy of amortising goodwill through the consolidated profit and loss account. The goodwill amortisation charge at the pre-tax profit level for the year was € 182 million. An additional goodwill amortisation charge of € 200 million arises in respect of the Group's interest in its associated company, BAT. The goodwill amortisation attributable to minority interests relates to Van Cleef & Arpels.

Exceptional items
Other than the Group's share of exceptional items reported by BAT, there were no exceptional items in the year under review. The exceptional items appearing in the year ended 31 March 2001 comprised the following:

Gain on partial disposal of BAT preference shares –
The exceptional gain of € 189 million represented Richemont's gain on the partial disposal of its holding of BAT preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and BAT, up to half of the convertible redeemable preference shares were redeemable for cash at a fixed price of £ 5.75 per share on 7 June 2000. As a result, Richemont and Remgro redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £ 463 million or € 741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of BAT's net assets attributable to the preference shareholding at the date of the transaction together with goodwill and costs related thereto. On a consolidated basis there was no tax effect.

Gain on sale of the investment in Vivendi –
The exceptional gain represented Richemont's gain on the disposal of its holding of 17.5 million shares in Vivendi. The gain of € 533 million was calculated by reference to the proceeds less the carrying value of Vivendi together with costs related thereto. On a consolidated basis there was no tax effect.

EARNINGS PER UNIT

Earnings per unit is presented on both a reported and an adjusted basis.

	Reported basis		Adjusted basis	
	2002 €	2001 €	2002 €	2001 €
Earnings per unit				
– basic	0.767	2.269	1.479	1.737
– fully diluted	0.770	2.231	1.463	1.714

Richemont units were split on a one hundred to one basis with effect from 12 November 2001. References below are therefore to numbers of units on a subdivided basis.

Basic earnings per unit on a reported basis is calculated by reference to the weighted average number of units outstanding during the period of 558.3 million units, together with the attributable profit of the Group on a reported basis of € 428 million for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme. Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding and attributable profit on a reported basis for the year of € 442 million which reflects the notional additional interest of € 14 million which would have accrued to the Group had the full number of units been outstanding during the period.

Basic earnings per unit on an adjusted basis is calculated by reference to the weighted average number of units outstanding during the period of 558.3 million units, together with the attributable profit of the Group on an adjusted basis of € 826 million for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme. Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding and attributable profit on an adjusted basis for the year of € 840 million which reflects the notional additional interest of € 14 million which would have accrued to the Group had the full number of units been outstanding during the period.

FINANCIAL STATEMENTS

AS AT 31 MARCH 2002


BASSANO VENETO
Per telegrammi: ELMO-BAS
di darvi fattura di quanto commessoci
il cui importo di
vorrete riconoscerci
ed oggi spad
PIO GRITTA & FIGLIO
PALERMO
DONATO & F. OLIVIERI
PESI - MISURE
TASSA
0,60

ONSOLIDATED FINANCIAL STATEMENTS
RECTORS' REPORT

The Board of Directors of Compagnie Financière Richemont AG ('Richemont' or 'the Company') is pleased to submit its report on the activities of the Company and its subsidiary and associated undertakings (together, 'the Group') for the year ended 31 March 2002. The consolidated financial statements on the following pages set out the financial position of the Group at 31 March 2002 and the results and cash flows of its operations for the year then ended. The financial statements of the Company are presented on pages 72 to 75.

The agenda for the Annual General Meeting, which is to be held in Zug on 12 September 2002, is set out on page 88.

Further information on the Group's activities during the year under review is given on pages 7 to 12 and pages 19 to 36 of this report and an analysis of the Group's results is given in the Financial Review on pages 37 to 48. A schedule of Principal Group Companies is presented on page 81. These are primarily held through the Company's wholly-owned subsidiary Richemont SA, Luxembourg.

ONSOLIDATED FINANCIAL STATEMENTS
ATEMENT OF ACCOUNTING POLICIES

GENERAL

The financial statements are prepared in accordance with the Accounting and Reporting Recommendations as issued by the Foundation for Accounting and Reporting Recommendations in Switzerland.

The valuation principles applied in the preparation of the profit and loss account, the balance sheet, the cash flow statement and the statement of changes in equity conform with International Accounting Standards. It should be noted, however, that the notes to the financial statements do not in all respects conform with the disclosure requirements of International Accounting Standards and therefore the financial statements as a whole are not in full compliance with them.

The financial statements are presented in euros, which is the functional currency of the Group.

(A) ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, other than those instances where fair value accounting is applied as disclosed in the accounting policies below.

(B) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary undertakings together with the Group's share of the results and retained post-acquisition reserves of associated undertakings.

Subsidiary undertakings are defined as those undertakings which are controlled by the Group. Control of an undertaking most commonly exists when the Company holds, directly or indirectly through other subsidiary undertakings, more than 50 per cent of the ordinary share capital and voting rights of the undertaking. The accounts of subsidiary undertakings are generally drawn up at 31 March of each year. Where audited accounts are not drawn up to this date, the amounts are arrived at by reference to the last audited accounts available.

Associated undertakings are defined as those undertakings, not classified as subsidiary undertakings, where the Group is able to exercise a significant influence. Associated undertakings are accounted for under the equity method. The Group's share of the results and attributable net assets of associated undertakings are derived from accounts drawn up at 31 March of each year.

Joint ventures are enterprises that are jointly controlled by the Group and one or more other parties in accordance with contractual arrangements between the parties. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows in the relevant components of the financial statements.

The attributable results of subsidiary undertakings, associated undertakings and joint ventures are included in the financial statements from their date of acquisition.

(C) FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies, including investments in associated undertakings, are translated into euros at exchange rates prevailing at the balance sheet date. For consolidation purposes, the share capital of the Company is translated from Swiss francs into euros based on the historical rate applicable at the time the Group first adopted the euro as its reporting currency. The earnings of those undertakings in the Group, including associated undertakings, whose accounts are denominated in foreign currencies, are translated into euros at the average exchange rates prevailing during the year. Exchange adjustments arising from the translation of assets and liabilities of subsidiary undertakings and investments in associated undertakings, denominated in foreign currencies, are credited or charged directly to consolidated reserves. Changes in the fair value of a designated foreign currency derivative that qualifies as a hedge of a net investment in a foreign entity are recognised directly in equity. Other exchange differences, including those arising from currency conversions in the normal course of business, are credited or charged to the profit and loss account for the year.

(D) SALES

Sales are the amounts receivable by the Company and its subsidiary undertakings from sales to third parties. The amounts receivable are stated after deducting value added taxes, duties, other sales taxes and trade discounts.

(E) TAXATION

Provision is made in each accounting period for all taxation expected to be payable in respect of profits earned to the end of the period, including taxation on dividends ordinarily expected to be payable within the Group out of such profits. Deferred taxation arises from temporary differences between the recognition of certain items in the balance sheet for accounting and taxation purposes. Deferred taxation is accounted for using the liability method in respect of all material temporary differences. Currently enacted rates are used to determine deferred taxation. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the expected useful lives of the assets. Repairs and maintenance costs are charged to the profit and loss account when incurred.

The costs of property, plant and equipment are depreciated over the expected useful lives of the assets, up to the limits of:

Freehold and leasehold buildings	50 years
Plant and machinery	15 years
Fixtures, fittings, tools and equipment	10 years

Freehold land and assets under construction are not depreciated.

Assets held under finance leases and premiums paid on the acquisition of operating leases for leasehold buildings are capitalised and depreciated over their expected useful lives or, if shorter, the lease period. The liabilities corresponding to remaining capital payments under finance leases are included within current liabilities and long-term borrowings.

Rentals payable on assets held under operating leases are charged to the profit and loss account in the accounting period when the expense arises.

(G) GOODWILL

Where the consideration paid in respect of the Group's investment in subsidiary and associated undertakings is in excess of the fair value to the Group of the separable net assets acquired, the excess is regarded as goodwill. Goodwill is amortised through the consolidated profit and loss account on the straight-line basis over its estimated useful life, up to a maximum of 20 years.

(H) ADVERTISING, PROMOTION, RESEARCH, DEVELOPMENT, PATENTS AND TRADE MARK EXPENSES

These expenses are written off in the accounting period in which they are incurred and taken into account in arriving at profit for the year, except advertising and promotional costs relating to specific future events which are carried forward to the accounting period in which those events take place.

(I) INVESTMENTS IN ASSOCIATED UNDERTAKINGS

Investments in associated undertakings are stated at the Group's share of their net assets, adjusted where necessary to reflect the Group's accounting policies. The Group's share of the results of associated undertakings' attributable profit is disclosed, in a single line, in the profit and loss account. Full details of Richemont's share of associated undertakings' operating results, goodwill amortisation, net interest, taxation and minority interests are provided within the notes to the financial statements.

(J) OTHER LONG-TERM ASSETS

In the current financial year the Group adopted International Accounting Standard 39, 'Financial Instruments: Recognition and Measurement' and has accordingly reclassified its investments. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included within current assets. Investments that are initiated by the Group by providing money, goods or services directly to a debtor, other than those originated as trading investments, are classified as originated investments. Investments with fixed maturity which the Group has the intent and ability to hold to maturity are classified as investments held-to-maturity and are included within other long-term assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are included within other long-term assets. Trading and available-for-sale investments are carried at fair value, whilst originated and held-to-maturity investments are carried at amortised cost. Realised and unrealised gains and losses arising from changes in the fair value of trading and available-for-sale investments are included in the profit and loss account in the period in which they arise.

All purchases of investments are recognised at the trade date and the cost of purchase includes transaction costs. Sales of securities are recognised at the trade date.

(K) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. In general, cost is determined on either a weighted average basis or a 'first in first out' basis. The cost of manufactured products comprises material cost plus direct labour, a proportion of overheads attributable to the stage of production reached and, where applicable, duties and taxes.

(L) DEBTORS

Trade and other debtors are stated at face value, net of provisions for amounts which are not expected to be recoverable in full.

(M) EMPLOYEE BENEFITS

The Group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries.

For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of the plans every year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees.

The Group's contributions to the defined contribution pension plans are charged to the profit and loss account in the year to which they relate.

The Group operates a number of long-term unit-based executive compensation schemes. In order to hedge its obligations arising under these schemes, the Group has re-purchased Richemont "A" units in terms of approved buy-back programmes. Changes in the holding of this stock of units are shown as movements in unitholders' equity. The financing cost, in respect of the treasury units acquired in terms of the schemes, is reflected in the consolidated profit and loss account.

(N) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation. Provisions are quantified based on reliable estimates of the probable outcomes. Provisions are made for warranty repair costs relating to the sale of certain products which are sold under international guarantee against mechanical faults. Restructuring costs and all other provisions are recognised in the period in which the Group becomes legally or constructively committed to payment.

(O) FINANCIAL INSTRUMENTS

The Group's financial instruments include derivative instruments, cash and cash equivalents, investments, receivables, accounts payable and borrowings. The Group utilises derivative financial instruments in order to hedge interest rate exposure and foreign exchange risk.

All derivatives are initially recognised on the balance sheet at their fair value. On the date a derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognised asset or liability (fair value hedge), or a hedge of a firm commitment of a forecasted transaction (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge are recorded in the profit and loss account, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recognised directly in equity (hedging reserve). Amounts deferred in equity are included in the profit and loss account in the same period as that during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the profit and loss account.

Hedges of a net investment in a foreign entity are accounted for on a similar basis to cash flow hedges.

The Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Movements on the hedging reserve are shown in note 20.

The fair value of publicly traded derivatives, securities and investments is based on quoted market values at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date.

(P) CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, other short-term marketable investments and bank overdrafts. In the balance sheet, bank overdrafts are included in current liabilities.

)NSOLIDATED PROFIT AND LOSS ACCOUNT
R THE YEAR ENDED 31 MARCH 2002

	Notes	2002 €m	2001 €m
Sales	1	3 860	3 684
Cost of sales		(1 382)	(1 216)
Gross profit		2 478	2 468
Net operating expenses	2	(1 996)	(1 756)
Operating profit		482	712
Goodwill amortisation		(182)	(119)
Exceptional items	3	–	722
Profit before net investment income/(expense) and taxation		300	1 315
Net investment income/(expense)	4	(46)	8
Profit before taxation		254	1 323
Taxation	5	(107)	(191)
Profit after taxation		147	1 132
Minority interests		4	2
Share of results of associated undertakings	6	277	130
Profit attributable to unitholders	7	428	1 264

A summary of profit attributable to unitholders on an adjusted basis, excluding the effects of goodwill amortisation and exceptional items, is set out below:

		2002 €m	2001 €m
Analysis of profit attributable to unitholders			
Profit attributable to unitholders as reported		428	1 264
Goodwill		380	384
Goodwill amortisation at pre-tax level		182	119
Goodwill in respect of associated undertakings	6	200	268
Goodwill amortisation attributable to minority interests		(2)	(3)
Exceptional items	3	–	(722)
Exceptional items reported by associated undertaking	6	18	42
Profit attributable to unitholders on an adjusted basis		826	968

Earnings per unit	8	2002 €	2001 €
Earnings per unit on a reported basis – basic		0.767	2.269
Earnings per unit on a reported basis – fully diluted		0.770	2.231
Earnings per unit on an adjusted basis – basic		1.479	1.737
Earnings per unit on an adjusted basis – fully diluted		1.463	1.714

CONSOLIDATED BALANCE SHEET

AT 31 MARCH 2002

	Notes	2002 € m	2001 € m
Long-term assets			
Property, plant and equipment	9	903	691
Goodwill	10	5 730	6 036
Deferred tax assets	11	121	116
Investment in associated undertaking	12	638	507
Other long-term assets	13	349	283
		7 741	7 633
Net current assets			
Inventories	14	1 724	1 406
Debtors	15	972	871
Cash		226	267
Current assets		2 922	2 544
Current liabilities	16	(2 106)	(1 521)
		816	1 023
		8 557	8 656
Unitholders' funds			
Share capital	17	334	334
Participation reserve	18	645	645
Unitholders' capital	19	979	979
Retained earnings and other reserves	20	7 004	6 758
		7 983	7 737
Minority interests		82	125
Long-term liabilities			
Borrowings	21	316	633
Other	22	116	104
Deferred tax liabilities	11	60	57
		492	794
		8 557	8 656

NSOLIDATED CASH FLOW STATEMENT

ꞁ THE YEAR ENDED 31 MARCH 2002

	Notes	2002 € m	2001 € m
Cash inflow from operating activities	25	286	577
Returns on investments and servicing of finance			
Interest income and similar items		10	61
Interest paid and similar items		(64)	(60)
Dividends from associated undertaking		228	237
Cash flow generated from returns on investments and servicing of finance		174	238
Taxation paid		(180)	(149)
Investing activities			
Acquisition of property, plant and equipment	9	(324)	(259)
Proceeds from disposal of property, plant and equipment		16	29
Acquisitions of subsidiary undertakings and minority interests, net of cash acquired	26	(151)	(2 028)
Acquisition of originated investment		–	(75)
Proceeds from partial disposal of associated undertaking		–	741
Acquisitions of other long-term assets		(30)	(28)
Proceeds from disposals of other long-term assets		14	1 191
Cash flow applied to investing activities		(475)	(429)
Net cash inflow/(outflow) before financing activities		(195)	237
Financing activities			
New long-term borrowings		265	837
Repayments of long-term borrowings		(211)	(883)
Dividend paid on Richemont SA participation reserve		(168)	(134)
Buy-back of Richemont units		(52)	(142)
Other		19	(2)
Cash flow applied to financing activities		(147)	(324)
Net cash outflow after financing activities		(342)	(87)
Effects of exchange rate movements		(6)	3
Net decrease in cash and cash equivalents		(348)	(84)
Cash and cash equivalents at beginning of year		(375)	(291)
Cash and cash equivalents at end of year	27	(723)	(375)

CONSOLIDATED STATEMENT OF CHANGES IN UNITHOLDERS' FUNDS

FOR THE YEAR ENDED 31 MARCH 2002

	Share capital €m	Participation reserve €m	Reserve for unit buy-back €m	Translation and other reserves €m	Retained earnings €m	Total €m
Balance at 1 April 2000	334	645	(239)	88	5 904	6 732
Exchange adjustments	–	–	–	5	–	5
Profit attributable to unitholders	–	–	–	–	1 264	1 264
Net movement in Richemont units	–	–	(130)	–	–	(130)
Dividend paid on Richemont SA participation reserve	–	–	–	–	(134)	(134)
Balance at 31 March 2001						
– As previously reported	334	645	(369)	93	7 034	7 737
– Effect of adopting IAS 39	–	–	–	(6)	–	(6)
– As restated	334	645	(369)	87	7 034	7 731
Movements in the year ended 31 March 2002						
Exchange adjustments	–	–	–	(6)	–	(6)
Cash flow hedges						
– Fair value losses	–	–	–	(1)	–	(1)
– Transfers to the profit and loss account	–	–	–	6	–	6
Profit attributable to unitholders	–	–	–	–	428	428
Net movement in Richemont units	–	–	(7)	–	–	(7)
Dividend paid on Richemont SA participation reserve	–	–	–	–	(168)	(168)
Balance at 31 March 2002	334	645	(376)	86	7 294	7 983

Note 1 – Sales

The analysis of sales by major product line was as follows:

	2002 € m	2001 € m
Jewellery	860	877
Watches	1 794	1 653
Gold and jewellery watches	906	834
Other watches	888	819
Leather goods	303	312
Writing instruments	285	263
Clothing and other	618	579
	3 860	3 684

The analysis of net sales revenue by geographical area was as follows:

	2002 € m	2001 € m
Europe	1 710	1 508
Asia	1 454	1 436
Japan	744	722
Asia Pacific	710	714
Americas	696	740
	3 860	3 684

Note 2 – Operating expenses

The analysis of net operating expenses was as follows:

	2002 € m	2001 € m
Selling and distribution expenses	544	633
Administration expenses	1 452	1 123
	1 996	1 756

The segmental analysis of operating profit by product line has not been disclosed as the Directors are of the opinion that such disclosure would be prejudicial to the Group's competitive position.

Operating profit of the Company and its subsidiary undertakings includes the following items:

	2002 € m	2001 € m
Depreciation of property, plant and equipment (note 9)	133	110
Operating lease rentals	297	222
Cash flow hedges – transfer from unitholders' funds	6	–
Foreign exchange losses on monetary items	6	3
Impairment of property, plant and equipment (note 9)	20	–
Personnel expenses		
Wages and salaries	720	562
Social security costs	113	81
Pension costs –		
defined contribution plans	27	19
defined benefit plans (note 23)	13	11
	873	673
Average number of persons employed by the Group during the year calculated on a full-time equivalent basis:		
Switzerland	4 340	3 103
Rest of world	9 693	8 006
	14 033	11 109

Note 3 – Exceptional items

	2002 €m	2001 €m
Gain on partial disposal of interest in associate	–	189
Gain on sale of investment	–	533
	–	722

The exceptional items arising in the previous financial year comprise the following:

a) Gain on partial disposal of British American Tobacco preference shares
The exceptional gain of € 189 million represented Richemont's gain on the partial disposal of its holding of British American Tobacco preference shares. Under the terms of the merger agreement between Richemont, Remgro Limited (Remgro is the successor company to the former Rembrandt Group Limited) and British American Tobacco, up to half of the convertible redeemable preference shares were redeemable for cash at a fixed price of £ 5.75 per share on 7 June 2000. Richemont and Remgro redeemed a total of 120.8 million convertible redeemable preference shares, resulting in a cash payment to Richemont of £ 463 million or € 741 million on 7 June 2000. The gain was calculated on the basis of the redemption proceeds less the value of the share of British American Tobacco's net assets attributable to the preference shareholding at the date of the transaction together with goodwill and related costs. On a consolidated basis there was no tax effect.

b) Gain on sale of the investment in Vivendi
The exceptional gain of € 533 million represented Richemont's gain on the disposal of its holding of 17.5 million shares in Vivendi. The gain was calculated by reference to the proceeds less the carrying value of Vivendi together with related costs. On a consolidated basis there was no tax effect.

Note 4 – Net investment income/(expense)

	2002 €m	2001 €m
Interest income and similar items	14	57
Interest expense and similar items	(60)	(49)
	(46)	8

Note 5 – Taxation

	2002 €m	2001 €m
Current taxation	117	190
Deferred taxation	(10)	1
	107	191

Note 6 – Share of results of associated undertakings

The Group's share of the results of associated undertakings is set out below:

	2002 €m	2001 €m
Operating profit	953	892
Goodwill amortisation	(200)	(206)
Goodwill impairment charge	–	(62)
Exceptional items	(29)	(69)
Net interest expense	(86)	(103)
Profit before taxation	638	452
Taxation	(306)	(262)
Profit after taxation	332	190
Minority interests	(55)	(60)
Share of associates' results	277	130

Analysed as follows:	2002 €m	2001 €m
Share of attributable profit on an adjusted basis	495	440
Goodwill amortisation	(200)	(206)
Goodwill impairment charge	–	(62)
Exceptional items	(18)	(42)
Share of attributable profit on a reported basis	277	130

The goodwill amortisation charge represents the associates' goodwill and goodwill amortised by Richemont in respect of its investment in associated undertakings.

Note 7 – Profit attributable to unitholders

	2002 €m	2001 €m
Attributable profit of the Company and its subsidiary undertakings	151	1 134
Group's share of profit of associated undertakings	277	130
	428	1 264

Note 8 – Earnings per unit

References to units in both the current and prior year are on a subdivided basis (note 19).

a) On a reported basis
Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 558.3 million units, together with the attributable profit of the Group on a reported basis of € 428 million for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding and attributable profit on a reported basis for the year of € 442 million which reflects the notional additional interest of € 14 million which would have accrued to the Group had the full number of units been outstanding during the period.

b) On an adjusted basis
Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 558.3 million units, together with the attributable profit of the Group on an adjusted basis of € 826 million for the year. The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding and attributable profit on an adjusted basis for the year of € 840 million which reflects the notional additional interest of € 14 million which would have accrued to the Group had the full number of units been outstanding during the period.

Note 9 – Property, plant and equipment

	Land and buildings € m	Plant and machinery € m	Fixtures, fittings, tools and equipment € m	Assets under construction € m	Total € m
Cost					
Balance at 1 April 2001	388	244	572	52	1 256
Exchange adjustments	3	(28)	(1)	(2)	(28)
Additions	79	53	139	53	324
Acquisitions of subsidiaries	28	7	1	–	36
Transfers and reclassifications	37	5	66	(43)	65
Disposals and provisions	(10)	(9)	(51)	–	(70)
Balance at 31 March 2002	525	272	726	60	1 583
Depreciation					
Balance at 1 April 2001	90	152	323		565
Exchange adjustments	(14)	(13)	(25)		(52)
Charge for the year	24	36	73		133
Acquisitions of subsidiaries	9	–	–		9
Transfers and reclassifications	17	2	38		57
Disposals and provisions	(10)	(7)	(35)		(52)
Impairment charge	17	–	3		20
Balance at 31 March 2002	133	170	377		680
Net book value:					
at 1 April 2001	298	92	249	52	691
at 31 March 2002	392	102	349	60	903

Included above is property, plant and equipment with a net book value of € 1 million (2001: € 2 million) held under finance leases.

Note 9 – Property, plant and equipment (continued)

The net book value of the land and buildings comprises:

	2002 € m	2001 € m
Freehold land	87	77
Freehold buildings	261	186
Leaseholds	44	35
	392	298

The fire insurance value of property, plant and equipment at 31 March 2002 was € 1 387 million (2001: € 1 007 million).

Authorised capital expenditure for which no provision has been made in these financial statements:

	2002 € m	2001 € m
Contracts placed	9	6
Authorised but not yet contracted	35	20
	44	26

Note 10 – Goodwill

	2002 € m	2001 € m
Cost		
Balance at 1 April	6 616	5 235
Exchange adjustments	5	21
Goodwill arising in the year	34	1 937
Reclassifications	(27)	–
Disposals	–	(577)
Balance at 31 March	6 628	6 616
Amortisation		
Balance at 1 April	580	325
Exchange adjustments	(1)	16
Charge for the year	331	276
Impairment charge in respect of associated undertaking (note 6)	–	62
Reclassifications	(12)	–
Disposals	–	(99)
Balance at 31 March	898	580
Net book value	5 730	6 036

	2002 € m	2001 € m
Analysis of net book value		
Subsidiary undertakings	3 170	3 326
Associated undertaking		
– British American Tobacco	2 560	2 710
	5 730	6 036

Note 10 – Goodwill (continued)

Goodwill arising in the year is analysed in the following table:

	2002 € m	2001 € m
Net consideration paid (note 26)	174	2 065
Net assets acquired	(140)	(128)
Goodwill arising on the acquisition of subsidiaries and minority interests	34	1 937

Goodwill arising in the year to 31 March 2001 principally related to the acquisition of Les Manufactures Horlogères SA.

The goodwill amortisation charge of € 182 million (2001: € 119 million) shown at the pre-tax profit level in the consolidated profit and loss account excludes goodwill amortisation in respect of associated undertakings and relates solely to the goodwill arising in respect of subsidiary undertakings.

The goodwill amortisation charge for the year is made up as follows:

	2002 € m	2001 € m
Amortisation charge in respect of subsidiary undertakings	182	119
Amortisation charge in respect of associated undertakings	149	157
Amortisation charge for the year (see above)	331	276
Goodwill impairment charge (see above)	–	62
Amortisation charge reflected in the Group's share of the results of associated undertakings	51	49
– British American Tobacco	51	48
– Hanover Direct	–	1
Total goodwill amortisation charge for the year	382	387

Note 11 – Deferred taxation

	1 April 2001 € m	(Charge)/ credit for the year € m	Acquisitions € m	Exchange differences € m	31 March 2002 € m
Deferred tax assets					
Provisions disallowed for taxation	58	(5)	–	1	54
Tax losses carried forward	4	9	–	–	13
Unrealised gross margin elimination	59	(4)	–	1	56
Others	(5)	4	(2)	1	(2)
	116	4	(2)	3	121
Deferred tax liabilities					
Accelerated tax depreciation	(3)	(6)	–	–	(9)
Provisions allowed for taxation	(60)	8	(3)	(2)	(57)
Others	6	4	(4)	–	6
	(57)	6	(7)	(2)	(60)

In addition, at 31 March 2002, the Company and its subsidiary undertakings had taxation losses of € 278 million (2001: € 252 million) in respect of which taxation assets had not been recognised as the future utilisation of these losses is uncertain. Based on current rates of taxation, utilisation of these losses at 31 March 2002 would result in the recognition of a taxation asset of € 63 million (2001: € 57 million).

Note 12 – Investment in associated undertaking

Through its two-thirds shareholding in R&R Holdings, Richemont holds a net equity interest of 21.0 per cent (2001: 21.1 per cent) in British American Tobacco. The figures presented in this note relate solely to the investment in British American Tobacco.

	2002 € m	2001 € m
Carrying value at 1 April	507	512
Exchange adjustments	(43)	(80)
Disposals	–	(85)
Net increase in post-acquisition retained earnings and other reserves	174	160
Carrying value at 31 March	638	507

Investments in associated undertakings at 31 March 2002 include goodwill of € 919 million (2001: € 863 million) which has been capitalised by the Group's associated undertakings, and is analysed as follows:

	2002 € m	2001 € m
Share of net tangible liabilities – British American Tobacco	(281)	(356)
Share of associates' goodwill – British American Tobacco	919	863
	638	507

As a result of the merger of Rothmans International and British American Tobacco, which was completed in June 1999, Richemont and Remgro Limited ('Remgro'), through R&R Holdings, held a 35 per cent equity interest in the enlarged British American Tobacco group. The shareholding comprised a 25 per cent interest in ordinary shares (604.3 million ordinary shares) and a 10 per cent interest in the form of 241.7 million convertible redeemable preference shares. R&R Holdings is held as to two thirds by Richemont and one third by Remgro. Remgro is the successor company to the former Rembrandt Group Limited, following the restructuring of the latter as at 1 April 2000. Richemont's effective interest in British American Tobacco, at the date of the merger, was 23.3 per cent.

As provided for in the merger agreement, up to half of the preference shares were eligible for redemption on the first anniversary of the completion of the transaction at a price of £ 5.75 per share. Richemont and Remgro elected to redeem one half of their holding of preference shares. Richemont's share of the cash consideration in respect of these shares, amounting to € 741 million (£ 463 million), was received on 7 June 2000. Richemont's effective interest in British American Tobacco was accordingly reduced from 23.3 per cent to 21.1 per cent from that date. As a consequence of shares being allocated under British American Tobacco's share option scheme, Richemont's holding has been diluted such that, in the year to 31 March 2002, its effective interest was 21.0 per cent.

Note 12 – Investment in associated undertaking (continued)

On any disposal by R&R Holdings to a third party not under the control of Richemont and Remgro, each preference share will automatically convert into an ordinary share on a one for one basis. As holders of preference shares, Richemont and Remgro may at any time require British American Tobacco to convert such shares into ordinary shares on a one for one basis, provided that such conversion will not result in R&R Holdings having an aggregate holding of more than 25 per cent of the entire issued ordinary share capital of British American Tobacco.

The preference shares rank uniformly with ordinary shares for distribution of profits. On any return of capital on a winding-up of British American Tobacco, the assets of that company will be applied in priority in paying the holders of convertible redeemable preference shares the sum of £ 6.75 per share.

On 7 June 2004, British American Tobacco is required to redeem all of the preference shares not previously redeemed or converted into ordinary shares. The redemption price will be £ 6.75 per share.

R&R Holdings' shareholding in British American Tobacco is detailed below:

	Ordinary shares of 25p each	Convertible redeemable preference shares of 25p each
As at 7 June 1999	604 336 627	241 734 651
Balance at 31 March 2000	604 336 627	241 734 651
7 June 2000 redemption of convertible redeemable preference shares	–	(120 867 325)
Balance at 31 March 2001	604 336 627	120 867 326
Balance at 31 March 2002	604 336 627	120 867 326
Richemont's two-thirds share thereof	402 891 085	80 578 217

Note 13 – Other long-term assets

	2002 € m	2001 € m
Available-for-sale investments		
– Shares in unlisted undertakings	57	44
Originated investments	64	76
Other		
– Unit purchase scheme receivables (note 23)	92	44
– Collections	65	65
– Others	71	54
	349	283

Note 14 – Inventories

	2002 € m	2001 € m
Raw materials and consumables	100	44
Work in progress	418	474
Finished goods and goods for resale	1 206	888
	1 724	1 406

Note 15 – Debtors

	2002 € m	2001 € m
Trade debtors	462	426
Other debtors	205	192
Dividend receivable from BAT	176	157
Prepayments and accrued income	129	96
	972	871

Note 16 – Current liabilities

	2002 € m	2001 € m
Bank loans and overdrafts	949	642
Short-term portion of long-term loans	417	40
Trade creditors	189	188
Duty and excise taxes	1	31
Current tax liabilities	93	154
Provisions (note 22)	40	55
Other creditors	219	152
Accruals and deferred income	198	259
	2 106	1 521

Note 17 – Share capital

	2002 € m	2001 € m
Authorised, issued and fully paid:		
522 000 000 "A" bearer shares with a par value of SFr 1.00 each	304	304
522 000 000 "B" registered shares with a par value of SFr 0.10 each	30	30
	334	334

Note 18 – Participation reserve

	2002 € m	2001 € m
Reserve in respect of 574 200 000 participation certificates with no par value issued by Richemont SA	645	645

Note 19 – Unitholders' capital

Richemont units were split on a one hundred to one basis with effect from 12 November 2001. The number of units shown below for 2002 and the comparative year are presented on a subdivided basis.

In accordance with the articles of incorporation of the respective companies, the shares issued by the Company and the participation certificates issued by Richemont SA have been twinned as follows:

(a) Each "A" bearer share in the Company with a par value of SFr 1.00 is twinned with one bearer participation certificate in Richemont SA with no par value to form one "A" unit, issued to bearer.

(b) Every ten "B" registered shares in the Company with a par value of SFr 0.10 each are twinned with one registered participation certificate in Richemont SA with no par value to form one "B" unit, issued in registered form.

The total number of units in issue is thus made up as follows:

	2002	2001
(a) "A" bearer units, each comprising one "A" bearer share in the Company and one bearer participation certificate in Richemont SA	522 000 000	522 000 000
(b) "B" registered units, each comprising ten "B" registered shares in the Company and one registered participation certificate in Richemont SA	52 200 000	52 200 000
	574 200 000	574 200 000

In view of this indivisible twinning of shares and participation certificates, the participation reserve of Richemont SA is presented in the consolidated balance sheet of the Company as a component of unitholders' funds. For the same reason, information which would normally be stated on a per share basis is stated in these financial statements on a per unit basis.

Note 20 – Retained earnings and other reserves

	2002 € m	2001 € m
Balance at 1 April	6 758	5 753
Effect of applying IAS 39	(6)	–
Restated balance at 1 April	6 752	5 753
Exchange and other adjustments	(6)	5
Profit attributable to unitholders	428	1 264
Dividend paid on Richemont SA participation reserve	(168)	(134)
Movements in hedging reserve	5	–
Movements in reserve for buy-back of Richemont units established in Compagnie Financière Richemont AG and Richemont SA entity accounts	(7)	(130)
Balance at 31 March	7 004	6 758

Closing retained earnings and other reserves are analysed as follows:

	2002 € m	2001 € m
The Company and its subsidiary undertakings	6 722	6 606
Associated undertaking	282	152
	7 004	6 758

Legal reserves

Legal reserves amounting to € 95 million (2001: € 95 million) are included above but are not available for distribution.

Reserve for unit buy-back

References to Richemont units in both the current and prior year are on a subdivided basis (note 19).

The Group holds units in treasury in order to hedge obligations arising in respect of long-term unit-based executive compensation schemes (note 23). During the year under review the Group repurchased a further 2.0 million Richemont "A" units (2001: 5.0 million units) in the context of an approved unit buy-back programme at a total cost of € 52 million (2001: € 142 million), bringing total purchases to 22.0 million units.

A further 2.8 million units (2001: 0.4 million units) were sold during the year in terms of the executive unit purchase scheme, bringing the total number of units outstanding under this scheme to 5.5 million units (2001: 2.7 million units).

The market value of the 16.5 million units held by the Group at the year-end, based on the closing price of SFr 38.75 at 31 March 2002, amounted to € 435 million.

Note 20 – Retained earnings and other reserves (continued)

Effect of implementing IAS 39

The Group adopted International Accounting Standard 39, 'Financial Instruments: Recognition and Measurement', with effect from 1 April 2001. In accordance with the transitional provisions of IAS 39, the Group recorded a cumulative adjustment of € 6 million loss in other reserves to recognise the difference between the carrying values and fair values of cash flow hedging instruments as at 1 April 2001.

Hedging reserve

The table below shows movements on the hedging reserve during the year:

	2002 € m	2001 € m
Balance at 1 April	–	–
Effect of applying IAS 39	(6)	–
Restated balance at 1 April	(6)	–
Fair value losses on cash flow hedging instruments	(1)	–
Amount transferred to profit and loss account	6	–
Balance at 31 March	(1)	–

Note 21 – Long-term borrowings

	2002 € m	2001 € m
Bank loans	721	646
Other loans	11	26
	732	672
Short-term portion of long-term loans (note 16)	(417)	(40)
Long-term loans	315	632
Obligations under finance leases	1	1
	316	633

Bank and other loans are subject to market rates of interest. Bank loans totalling € 23 million (2001: € nil) are secured on assets of Group undertakings. Obligations under finance leases fall due for payment between two and five years.

An analysis of long-term loans by due date of repayment is set out below:

	2002 € m	2001 € m
Amount repayable in the financial years ending 31 March:		
2002	–	40
2003	417	577
2004	119	36
2005	79	12
2006	79	7
thereafter	38	–
	732	672

Note 22 – Other long-term liabilities

	2002 € m	2001 € m
Provisions	105	114
Current portion included in current liabilities (note 16)	(40)	(55)
	65	59
Obligations for post-retirement benefits (note 23)	51	45
	116	104

Movements in provisions for the year are set out below:

	Warranty € m	Restructuring € m	Other € m	Total € m
Balance at 1 April 2001	22	33	59	114
Exchange adjustments	1	–	1	2
Additional provisions	3	6	28	37
Provisions reversed	(2)	(1)	(15)	(18)
Utilised in the year	(5)	(5)	(20)	(30)
	19	33	53	105
Current portion included in current liabilities	(4)	(6)	(30)	(40)
Balance at 31 March 2002	15	27	23	65

Note 23 – Employee benefits

Post-retirement benefit obligations

Movement in the liability recognised in the balance sheet:

	2002 € m	2001 € m
Balance at 1 April 2001		
– Gross as previously reported	45	47
– Less other post-retirement benefits	(1)	(9)
	44	38
Acquisition of subsidiaries	–	5
Total expenses for the year	13	11
Contributions paid	(9)	(10)
Other adjustments	2	–
Net liability	50	44
Add other post-retirement benefits	1	1
Balance at 31 March 2002 (note 22)	51	45

The net liability reflected in other long-term liabilities in the balance sheet is determined as follows:

	2002 € m	2001 € m
Present value of funded obligations	202	193
Fair value of plan assets	(203)	(199)
	(1)	(6)
Present value of unfunded obligations	44	44
Unrecognised actuarial gain	7	6
Net liability	50	44

The amounts recognised in the profit and loss account are as follows:

	2002 € m	2001 € m
Current service cost	13	12
Interest cost	13	12
Expected return on plan assets	(13)	(13)
Total included in 'Personnel expenses' (note 2)	13	11

The principal actuarial assumptions used for accounting purposes reflected prevailing market conditions in each of the countries in which the Group operates and were as follows:

	2001/2002 cost	Year end benefit obligation	Weighted average
Discount rate	2.0% to 6.5%	2.0% to 6.75%	5.5%
Expected return on plan assets	2.5% to 8.5%	2.5% to 8.5%	6.6%
Future salary increases	1.5% to 5.0%	1.5% to 5.0%	4.1%
Future pension increases	1.3% to 2.5%	1.3% to 2.5%	1.9%

Assumptions used to determine the benefit expense and the end-of-year benefit obligations for the defined benefit plans varied within the ranges shown above. The weighted average rate for each assumption used to measure the benefit obligation is also shown. The assumptions used to determine end-of-year benefit obligations are also used to calculate the following year's cost.

The Group operates a number of defined benefit and defined contribution retirement arrangements. The major plans are the arrangements in Switzerland, UK and Germany.

In Switzerland, benefits provided are essentially defined contribution in nature but are subject to a statutory minimum benefit. Although the defined contribution element dominates the plans' benefit structures, the 'hybrid' nature of the promise means that, under IAS 19, the plans are technically defined benefit. For the principal schemes, nevertheless, it has been concluded that the most appropriate accounting treatment is to consider this arrangement as if it was a defined contribution plan, subject to a continuing check that the defined benefit minimum has no realistic expectation of impacting on benefits paid. Certain other plans, because of the investment and annuity conversion guarantees contained within the benefit structure of these plans, have been accounted for on a defined benefit basis.

In the UK, benefits are related to service and final salary. The plan is funded by a separate trust, with a funding target such as to maintain assets equal to the value of the accrued benefits based on projected salaries.

In Germany, retirement benefits are related to service and final salary. Since no external pre-financing exists, the liability is recognised within the balance sheet of the Company, in line with local practice.

Benefits under arrangements other than those detailed above are generally related to service and either salary or grade. They are funded in all locations where this is consistent with local practice, otherwise the liability is recognised in the balance sheet.

The Group does not have any significant liabilities in respect of any other post-retirement benefits, including post-retirement healthcare liabilities.

Note 23 – Employee benefits (continued)

Unit-based executive compensation schemes

References to Richemont units in both the current and prior year are on a subdivided basis (note 19).

The Group operates three long-term unit-based executive compensation schemes; an option scheme where executives are awarded options to acquire units at a predetermined price, a phantom option scheme where executives receive a long-term cash bonus based on the appreciation of the unit price over a given period of time and a unit purchase scheme where executives purchase units subject to certain restrictions. The benefits granted under all three schemes typically vest over a period of three to five years.

A reconciliation of the movement in the number of awards granted to executives is as follows:

	Option and phantom schemes No of units	Purchase scheme No of Units	Total No of Units
Balance at 1 April 2000	6 388 500	2 340 000	8 728 500
Awarded	1 791 000	475 500	2 266 500
Exercised	(111 000)	–	(111 000)
Lapsed	(443 000)	(78 000)	(521 000)
Balance at 31 March 2001	7 625 500	2 737 500	10 363 000
Awarded	8 146 150	2 910 900	11 057 050
Exercised	(33 000)	(72 000)	(105 000)
Lapsed	(711 500)	(118 500)	(830 000)
Balance at 31 March 2002	15 027 150	5 457 900	20 485 050

a) Option and phantom schemes

During the year ended 31 March 2002, awards were granted at a weighted average exercise price of SFr 35.40 (2001: SFr 40.57) per unit.

Under the terms of the schemes, no benefits vested during the year ended 31 March 2002 (2001: nil). The schemes do, however, allow for vesting prior to the qualifying date in the event of the death or retirement of an executive. During the year to 31 March 2002, this resulted in options over 33 000 units (2001: 111 000 units) vesting.

The terms of the outstanding option and phantom option awards at 31 March 2002 are as follows:

Qualifying date	Weighted average exercise price	No of units
1 July 2002	SFr 24.50	1 834 500
1 July 2003	SFr 28.07	2 382 600
1 July 2004	SFr 30.71	3 262 500
1 July 2005	SFr 34.61	3 644 012
1 July 2006	SFr 35.51	2 559 712
1 July 2007	SFr 37.94	1 343 826
		15 027 150

In order to hedge its obligations arising under these schemes, the Group holds 16 461 100 treasury units (note 20).

b) Purchase scheme

Under the terms of the unit purchase scheme, executives purchase units which they are required to hold for periods of three to five years, following which they are able to sell the units back to the Group.

During the year ended 31 March 2002, units were sold to executives at a weighted average price of SFr 37.21 (2001: SFr 39.20).

Under the terms of the scheme, executives were not entitled to dispose of their units during the year ended 31 March 2002 (2001: nil). The scheme does, however, allow for disposal prior to the restriction date in the event of the death or retirement of an executive. During the year to 31 March 2002, this resulted in the transfer of 72 000 (2001: nil) units.

The units held by executives under the unit purchase scheme at 31 March 2002 have the following terms:

Restriction date	Weighted average purchase price	No of units
1 July 2002	SFr 24.25	581 000
1 July 2003	SFr 24.65	613 000
1 July 2004	SFr 31.85	1 273 000
1 July 2005	SFr 34.19	1 448 967
1 July 2006	SFr 36.57	1 146 967
1 July 2007	SFr 37.15	394 966
		5 457 900

The Group has recorded an interest-bearing long-term receivable in respect of the units sold of € 92 million (2001: € 44 million) (note 13).

Note 24 – Financial commitments and contingent liabilities

At 31 March 2002 certain Group companies had contingent liabilities and commitments. These principally related to commitments under forward exchange contracts together with commodity contracts which are appropriate to the companies' respective businesses. Such contracts are entered into exclusively to hedge current and forecast future foreign currency exposures and trading commitments arising in the ordinary course of business. Derivative financial instruments, such as forward exchange contracts, are recorded in the consolidated financial statements at fair value. No material losses are expected to arise in respect of contingent liabilities and commitments.

At 31 March 2002 the Company and its subsidiary undertakings had signed non-cancellable operating leases in respect of which the following minimum rentals are payable:

	Land and buildings		Other assets		Total	
	2002 € m	2001 € m	2002 € m	2001 € m	2002 € m	2001 € m
Within one year	110	95	5	3	115	98
Between two and five years	306	304	5	2	311	306
Thereafter	347	361	1	1	348	362
	763	760	11	6	774	766

Note 25 – Cash inflow from operating activities

	2002 € m	2001 € m
Operating profit	482	712
Depreciation of property, plant and equipment	133	110
Other non-cash items	46	25
Increase in inventories	(289)	(210)
Increase in debtors	(59)	(46)
Decrease in current liabilities	(27)	(14)
	286	577

Cash inflow from operating activities is stated before taxation and returns on investments and servicing of finance. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects and movements in non-operating assets and liabilities together with increases in working capital as a result of acquisitions.

Note 26 – Acquisitions of subsidiary undertakings and minority interests

	2002 € m	2001 € m
Consideration paid during the year	174	2 065
Cash and cash equivalents of subsidiary undertakings acquired	(23)	(37)
Acquisitions of subsidiary undertakings and minority interests – cash outflow	151	2 028
Analysed as:		
Acquisitions of subsidiary undertakings, net of cash acquired	66	2 026
Acquisitions of other minority interests	85	2
	151	2 028

Note 27 – Cash and cash equivalents

The cash and cash equivalents figure in the consolidated cash flow statement comprises:

	2002 € m	2001 € m
Cash	226	267
Bank loans and overdrafts	(949)	(642)
	(723)	(375)

Note 28 – Derivative financial instruments

The Group is exposed to financial risks arising from the international nature of its business operations and has therefore established appropriate policies to manage such risks. It is the responsibility of Group Treasury to monitor and manage these financial risks within approved policies. To manage such financial risks, the Group uses derivative hedging instruments to offset exposure, whereby the market risk associated with such instruments is primarily offset by equal and opposite movements in the positions covered. Treasury operations are restricted to the hedging of underlying financial risks, speculative trading is not permitted.

To manage foreign exchange risk the Group transacts forward contracts and options. These instruments hedge receivables or payables denominated in foreign currencies up to a maximum maturity of 12 months.

To manage interest rate risk the Group selectively undertakes interest rate swaps.

The Group has no significant concentrations of credit risk. Credit risk is the danger of non-performance by counterparties. This risk is minimised by utilising a variety of banks of high credit standing. In addition, the Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

	Nominal amount		Fair value	
	2002 € m	2001 € m	2002 € m	2001 € m
Fair value hedges	51	59	–	–
Cash flow hedges	216	316	7	5
Hedge of a net investment in a foreign entity	175	154	–	(5)
Interest rate swaps	181	9	1	–

(i) Nominal amount

Nominal amounts represent the following:

– forward foreign exchange contracts: the sum of all contracts, bought or sold, outstanding at the year end

– foreign currency options: the sum of the amounts underlying the options outstanding at the year end

– interest rate swaps: the sum of the principal amounts underlying the swaps outstanding at the year end

Foreign currency amounts have been translated to euros using the exchange rates existing at the balance sheet date.

(ii) Fair value

The fair values of derivative financial instruments are calculated based on market prices of contracts of similar term. They represent the amounts that the Group would have to pay or would receive if the contract or option were terminated at the balance sheet date. In the case of forward contracts and swaps, the fair value represents the net gain or loss on the contract or swap since its inception, as there is no initial outlay. In the case of options, the fair value represents the initial premium paid, adjusted for any gain or loss on the option since its inception.

Fair value hedges are foreign currency options and forward exchange contracts that are hedges of assets and liabilities already recorded in the balance sheet or that were entered into for hedging purposes but do not meet the strict criteria required under IAS 39 for them to qualify as effective hedges.

Cash flow hedges are principally average rate options and forward exchange contracts to sell foreign currencies generated by Group sales against the euro over the period of the year ending 31 March 2003.

The hedge of a net investment in a foreign entity is the forward sale, by a Group company, of the Group's share of British American Tobacco's final dividend, denominated in sterling and accrued by a subsidiary company reporting the receivable in sterling at the year end.

Interest rate swaps have been entered into to manage the risk relative to fluctuations in variable interest rates on short-term lines of credit.

Note 29 – Principal Group companies

Details of Richemont's underlying investments are given in the schedule of principal Group companies on page 81.

EPORT OF THE GROUP AUDITORS

To the General Meeting of Shareholders of
Compagnie Financière Richemont AG, Zug

As auditors of the Group, we have audited the consolidated financial statements on pages 49 to 69, consisting of the statement of accounting policies, consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in unitholders' funds and the notes to the consolidated financial statements of Compagnie Financière Richemont AG for the year ended 31 March 2002.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations, the changes in unitholders' funds and the cash flows, in accordance with Swiss generally accepted accounting principles as issued by the Foundation for Accounting and Reporting Recommendations in Switzerland ("Swiss GAAP ARR") and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Aked Clive Bellingham
Zurich, 5 June 2002

COMPANY FINANCIAL STATEMENTS

COMPAGNIE FINANCIÈRE RICHEMONT AG
RICHEMONT SA

̵OMPAGNIE FINANCIÈRE RICHEMONT AG

ROFIT AND LOSS ACCOUNT

ÔR THE YEAR ENDED 31 MARCH 2002

	Note	2002 SFr m	2001 SFr m
ome			
ᵣidend income		81.8	71.4
erest income		11.0	8.1
her income		7.2	36.9
		100.0	116.4
penses			
erest paid		0.5	0.1
neral expenses	2	26.4	42.2
		26.9	42.3
ofit before taxation		73.1	74.1
xation		0.6	0.8
t profit for the year		72.5	73.3

ALANCE SHEET

31 MARCH 2002

	Notes	2002 SFr m	2001 SFr m
ng-term assets			
ᵣestments	3	700.2	708.0
operty, plant and equipment	4	24.7	25.9
		724.9	733.9
irrent assets			
ans to affiliated companies		389.2	265.8
:btors		0.5	32.2
ish and cash equivalents		0.5	1.1
		390.2	299.1
		1 115.1	1 033.0
areholders' equity			
are capital	5	574.2	574.2
gal reserve	6	117.6	117.6
:serve for own shares	7	136.0	145.8
:tained earnings	8	275.6	193.3
		1 103.4	1 030.9
irrent liabilities			
:crued expenses		9.9	0.4
.xation		1.3	0.7
ans from affiliated companies		0.5	0.8
		11.7	1.9
ong-term liabilities		–	0.2
		1 115.1	1 033.0

COMPAGNIE FINANCIÈRE RICHEMONT AG

NOTES TO THE FINANCIAL STATEMENTS

AT 31 MARCH 2002

Note 1 – Basis of preparation of the financial statements

The financial statements represent the financial position of the Company at 31 March 2002 and the results of its operations for the year then ended, prepared in accordance with Swiss law.

Note 2 – General expenses

	2002 SFr m	2001 SFr m
General expenses are comprised as follows:		
Personnel costs	5.1	4.7
Depreciation	1.3	0.7
Other	20.0	36.8
	26.4	42.2

Note 3 – Investments

These comprise investments in wholly-owned subsidiary companies, which are stated at cost.

	2002 SFr m	2001 SFr m
Richemont SA, Luxembourg	700.0	700.0
Other investments	0.2	8.0
	700.2	708.0

Note 4 – Property, plant and equipment

Excluding land, the net book value of property, plant and equipment is SFr 17.1 million (2001: SFr 18.3 million). The fire insurance value of property, plant and equipment amounts to SFr 22.8 million (2001: SFr 20.7 million).

Note 5 – Share capital

Richemont "A" and "B" units were split on a one hundred to one basis on 12 November 2001. All references to numbers of shares in this note refer to shares on a subdivided basis.

	2002 SFr m	2001 SFr m
522 000 000 "A" bearer shares with a par value of SFr 1.00 each, fully paid	522.0	522.0
522 000 000 "B" registered shares with a par value of SFr 0.10 each, fully paid	52.2	52.2
	574.2	574.2

Note 6 – Legal reserve

The legal reserve of SFr 117.6 million (2001: SFr 117.6 million) is not available for distribution.

Note 7 – Reserve for own shares

Richemont "A" and "B" units were split on a one hundred to one basis on 12 November 2001. All references to numbers of units or shares in this note refer to units and shares on a subdivided basis.

During the year under review the Group purchased a further 2 000 000 "A" units (2001: 5 000 000) for a total consideration of SFr 76.5 million (2001: SFr 219.8 million) as part of the long-term unit-based compensation schemes for employees.

During the current year an additional 2 801 400 "A" units (2001: 397 500) were sold to executives of the Group under the Group's executive unit purchase scheme and stock option scheme.

These transactions bring the total number of "A" units acquired since 25 February 1999 to 22 000 000 (2001: 20 000 000) of which 5 538 900 (2001: 2 737 500) have been sold to executives under the Group's unit purchase scheme and stock option scheme.

A Richemont "A" unit is composed of one "A" bearer share issued by the Company and one participation certificate issued by Richemont SA. At the time of formation of Richemont, 25 per cent of the value of an "A" unit was attributed to the "A" bearer share issued by the Company and 75 per cent to the participation certificate issued by Richemont SA. In terms of the reserve for own shares established in respect of the units repurchased, an amount of SFr 9.8 million, being 25 per cent of the cost of units sold to Group executives net of the purchase consideration of units acquired during the year, has been transferred from the reserve for own shares (2001: SFr 50.1 million transferred to the reserve for own shares). The balance of the cost of net units sold has been transferred from a reserve in respect of the participation certificates repurchased in the balance sheet of Richemont SA.

Note 8 – Retained earnings

	2002 SFr m	2001 SFr m
1 April, before appropriation of prior year retained earnings	193.3	170.1
Transfer to reserve for own shares	(19.1)	(55.0)
Transfer from reserve for own shares	28.9	4.9
1 April, after appropriations	203.1	120.0
Net profit for the year	72.5	73.3
	275.6	193.3

The retained earnings are stated before the proposed appropriation as set out on page 74.

OMPAGNIE FINANCIÈRE RICHEMONT AG
OTES TO THE FINANCIAL STATEMENTS
31 MARCH 2002

Note 9 – Contingent liabilities

At 31 March 2002 the Company had given guarantees totalling SFr 1 676.6 million (2001: SFr 1 692.8 million) in respect of which it had received indemnities from subsidiaries in the same amount to cover obligations of various Group companies amounting to SFr 612.8 million (2001: SFr 921.7 million). The Company does not foresee any liability arising under these guarantees and, therefore, no provision has been made.

Note 10 – Significant shareholders

Richemont "A" and "B" units were split on a one hundred to one basis on 12 November 2001. All references to numbers of units or shares in this note refer to units and shares on a subdivided basis.

Pursuant to the requirements of the Swiss Federal Act on Stock Exchanges and Securities Trading and the associated ordinances, the Company has received formal notification from Compagnie Financière Rupert, Zug that it holds 522 000 000 "B" registered shares, representing 50.0 per cent of the voting rights in the Company. In addition, Compagnie Financière Rupert has advised that parties related to it hold or control 4 686 900 "A" bearer shares (either directly or through the medium of Richemont South African Depositary Receipts), representing 0.45 per cent of the voting rights in the Company.

Richemont Securities AG, a wholly-owned subsidiary of the Company, acts as depositary in respect of Richemont South African Depositary Receipts ("DR's"), which are traded on the JSE Securities Exchange South Africa. Following the split of Richemont units effected on 12 November 2001 and the consolidation of the DR: "A" unit ratio effected on the same date, DR's trade in the ratio of ten DR's to each Richemont "A" unit. In its capacity as depositary and on behalf of the holders of DR's, Richemont Securities AG holds one "A" unit in safe custody for every ten DR's in issue. Richemont Securities AG's interest is therefore non-beneficial in nature.

All dividends attributable to the "A" units held in safe custody are remitted by Richemont Securities AG individually to holders of DR's and Richemont Securities AG acts as the approved representative of each DR holder in voting at shareholders' meetings of the Company. DR holders provide Richemont Securities AG with voting instructions as to their holdings of DR's and Richemont Securities AG may only vote on behalf of those DR holders from whom it has received such instructions.

At the general meeting of shareholders held on 13 September 2001, Richemont Securities AG exercised votes on behalf of DR holders in respect of 117 849 111 "A" shares, representing 11.3 per cent of the voting rights in the Company.

ROPOSAL OF THE BOARD OF DIRECTORS FOR HE APPROPRIATION OF RETAINED EARNINGS
Г 31 MARCH 2002

	SFr m
Available retained earnings	
1 April, after appropriation	193.3
Transfer to reserve for own shares	(19.1)
Transfer from reserve for own shares	28.9
Net profit for the year	72.5
	275.6

Proposed appropriation

The Board of Directors proposes that the available retained earnings of SFr 275.6 million be carried forward.

The Board of Directors

Zug, 5 June 2002

COMPAGNIE FINANCIÈRE RICHEMONT AG
REPORT OF THE STATUTORY AUDITORS

To the General Meeting of Shareholders of
Compagnie Financière Richemont AG, Zug

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Compagnie Financière Richemont AG for the year ended 31 March 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with the Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Aked Clive Bellingham
Zurich, 5 June 2002

RICHEMONT SA
SOCIÉTÉ ANONYME HOLDING
DIRECTORS' REPORT

The Board of Directors of Richemont SA is pleased to submit its report on the activities of the Company for the year ended 31 March 2002. The following financial statements set out the financial position of the Company and the results of its operations for the year then ended.

STATEMENT OF ACCOUNTING POLICIES

(A) ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, are in accordance with Luxembourg legal and regulatory requirements and are presented in euros.

(B) FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. Monetary assets and liabilities, expressed in currencies other than the euro, are translated at exchange rates ruling at the year end. The resulting exchange gains or losses are credited or charged to income in the current year.

(C) INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

Investments in subsidiary undertakings are stated at cost less amounts written off for diminutions in value which are considered to be of a permanent nature. Dividend income is recognised upon declaration by the subsidiary undertaking concerned.

RICHEMONT SA

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2002

	2002 € m	2001 € m
Income		
Dividend income	226.2	202.9
Expenses		
General expenses	3.1	23.8
Profit before taxation	223.1	179.1
Taxation	0.4	0.3
Net profit for the year	222.7	178.8

BALANCE SHEET

AT 31 MARCH 2002

	Notes	2002 € m	2001 € m
Assets			
Investments	2	3 206.7	3 206.7
Cash and cash equivalents		0.5	0.5
Loans to group companies	3	150.3	152.8
		3 357.5	3 360.0
Liabilities			
Accrued liabilities		0.5	20.9
Loans from group companies	3	1 374.8	1 375.1
Short-term loans	4	23.0	–
		1 398.3	1 396.0
		1 959.2	1 964.0
Capital and reserves			
Share capital	5	215.0	215.0
Participation reserve	6	645.0	645.0
Legal reserve	7	21.5	21.5
General reserve	8	427.0	427.0
Reserve for own participation certificates	9	258.0	276.8
Retained earnings	10	392.7	378.7
		1 959.2	1 964.0

RICHEMONT SA
NOTES TO THE FINANCIAL STATEMENTS
AT 31 MARCH 2002

Note 1 – Basis of preparation of the financial statements

Richemont SA is a Luxembourg holding company, incorporated on 5 March 1979. It is a wholly-owned subsidiary of Compagnie Financière Richemont AG, Zug, Switzerland. The financial statements represent the financial position of the Company at 31 March 2002 and the results of its operations for the year then ended.

Note 2 – Investments

These comprise investments in subsidiary companies, which are stated at cost.

Note 3 – Loans to and from group companies

The loans to and from group companies are principally interest free and are repayable on demand.

Note 4 – Short-term loans

These loans are dematerialised treasury notes issued under a Commercial Paper Programme which allows Richemont SA, using a bank as intermediary, to borrow up to € 100.0 million for a duration of less than one year in the European retail market.

Note 5 – Share capital

	2002 € m	2001 € m
Issued and fully paid		
1 914 000 shares of no par value	215.0	215.0

Note 6 – Participation reserve

Richemont "A" and "B" units and participation certificates were split on a one hundred to one basis on 12 November 2001. All references to numbers of participation certificates in this note refer to participation certificates on a subdivided basis.

	2002 € m	2001 € m
Reserve established in respect of 574 200 000 participation certificates with no par value	645.0	645.0

The Company has set aside a participation reserve amounting to € 645.0 million and issued, in respect of this reserve, 522 000 000 (2001: 522 000 000) bearer non-voting participation certificates with no par value and 52 200 000 (2001: 52 200 000) registered non-voting participation certificates with no par value. Bearer and registered participation certificates have identical rights.

Note 7 – Legal reserve

The legal reserve amounting to € 21.5 million (2001: € 21.5 million) is not available for distribution.

Note 8 – General reserve

The general reserve amounting to € 427.0 million (2001: € 427.0 million) is available for distribution subject to the approval of the shareholders.

Note 9 – Reserve for own participation certificates

Richemont "A" and "B" units and participation certificates were split on a one hundred to one basis on 12 November 2001. All references to numbers of units or participation certificates in this note refer to units and participation certificates on a subdivided basis.

During the year under review the Group purchased a further 2 000 000 "A" units (2001: 5 000 000) for a total consideration of € 52.1 million (2001: € 141.6 million) as part of the long-term unit-based compensation schemes for employees.

During the current year an additional 2 801 400 "A" units (2001: 397 500) were sold to executives of the Group under the Group's executive unit purchase scheme and stock option scheme.

These transactions bring the total number of "A" units acquired since 25 February 1999 to 22 000 000 (2001: 20 000 000) of which 5 538 900 (2001: 2 737 500) have been sold to executives under the Group's executive unit purchase scheme and stock option scheme.

A Richemont "A" unit is composed of one "A" bearer share issued by Compagnie Financière Richemont AG and one participation certificate issued by the Company. At the time of formation of Richemont, 25 per cent of the value of an "A" unit was attributed to the "A" bearer share issued by Compagnie Financière Richemont AG and 75 per cent to the participation certificate issued by the Company. In terms of the reserve for own participation certificates established in respect of the units repurchased, an amount of € 18.8 million, being 75 per cent of the cost of units sold to Group executives net of the purchase consideration of units acquired during the year, has been transferred from the reserve for own participation certificates (2001: € 96.2 million transferred to the reserve for own participation certificates). The balance of the cost of net units sold has been transferred from a reserve in respect of the shares repurchased in the balance sheet of Compagnie Financière Richemont AG.

RICHEMONT SA

NOTES TO THE FINANCIAL STATEMENTS

AT 31 MARCH 2002

Note 10 – Retained earnings

	2002 € m	2001 € m
1 April, before appropriation of prior year retained earnings	378.7	477.7
Dividend paid on share capital	(55.2)	(43.8)
Dividend paid on participation reserve	(172.3)	(137.8)
1 April, after appropriation	151.2	296.1
Transfer to reserve for own participation certificates	(39.1)	(106.2)
Transfer from reserve for own participation certificates	57.9	10.0
Net profit for the current year	222.7	178.8
	392.7	378.7

The retained earnings at 31 March are stated before the proposed appropriation thereof as set out below.

Note 11 – Contingent liabilities

At 31 March 2002 the Company had given guarantees totalling € 1 673.1 million (2001: € 1 581.7 million) to cover obligations of various Group companies amounting to € 629.7 million (2001: € 606.6 million). The Company does not foresee any liability arising under these guarantees and, therefore, no provision has been made.

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE APPROPRIATION OF RETAINED EARNINGS

AT 31 MARCH 2002

	€ m
Available retained earnings	
1 April, after appropriation	151.2
Transfer to reserve for own participation certificates	(39.1)
Transfer from reserve for own participation certificates	57.9
Net profit for the year	222.7
	392.7
Proposed appropriation	
Dividend payable on share capital	59.1
Dividend payable on participation reserve	183.8
Balance to be carried forward	149.8
	392.7

The proposed dividend on the share capital will be payable to Compagnie Financière Richemont AG, Zug.

The proposed dividend on the participation reserve amounts to € 0.32 per participation certificate. It will be payable to unitholders of Richemont on 30 September 2002 in respect of coupon number 46, free of charges, at the banks designated as paying agents.

The Board of Directors
Luxembourg, 3 June 2002

CHEMONT SA
.PORT OF THE STATUTORY AUDITORS

To the Shareholders of
Richemont SA, Luxembourg

We have audited the accompanying annual accounts of Richemont SA, société anonyme holding, for the year ended 31 March 2002. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual accounts' presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying annual accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Richemont SA, société anonyme holding, as of 31 March 2002 and of the results of its operations for the year then ended.

PricewaterhouseCoopers S.à.r.l.
Statutory auditors
represented by Luc Henzig
Réviseur d'Entreprises
Luxembourg, 3 June 2002

PRINCIPAL GROUP COMPANIES

AT 31 MARCH 2002

Country of incorporation	Name of company	Effective interest
Subsidiary undertakings		
France	Cartier SA	100.0%
	Chloé International SA	100.0%
	Lancel SA	100.0%
	Old England SA	93.9%
	Van Cleef & Arpels France SA	80.0%
Germany	Richemont Northern Europe GmbH	100.0%
	Lange Uhren GmbH	90.0%
	Montblanc – Simplo GmbH	100.0%
Hong Kong	Richemont (Asia Pacific) Limited	100.0%
Italy	Richemont Italia SpA	100.0%
	Officine Panerai Marketing e Communicazione Srl	100.0%
Japan	Richemont Japan Limited	100.0%
	Alfred Dunhill Japan Limited	100.0%
	Montblanc Japan Limited	100.0%
Luxembourg	Cartier Monde SA	100.0%
	Richemont Finance SA	100.0%
	Richemont Luxury Group SA	100.0%
Netherlands	Cartier International BV	100.0%
	Montblanc International BV	100.0%
	Van Cleef & Arpels BV	80.0%
Switzerland	Baume & Mercier SA	100.0%
	Cartier SA	100.0%
	Cartier International SA	100.0%
	CTL Horlogerie SA	100.0%
	Interdica SA	100.0%
	IWC International Watch Co. AG	100.0%
	Manufacture Jaeger-LeCoultre SA	100.0%
	Piaget (International) SA	100.0%
	Richemont International SA	100.0%
	Richemont Securities AG	100.0%
	Vacheron & Constantin SA	100.0%
	Van Cleef & Arpels Logistic SA	80.0%
United Kingdom	Alfred Dunhill Limited	100.0%
	Cartier Limited	100.0%
	Hackett Limited	100.0%
	James Purdey & Sons Limited	100.0%
	Richemont International Limited	100.0%
United States of America	Cartier, Incorporated	100.0%
	Richemont North America Inc.	100.0%
	Montblanc Inc.	100.0%
	Van Cleef & Arpels Inc.	80.0%
Joint venture – tobacco		
Luxembourg	R&R Holdings SA	66.7%
Associated undertaking – tobacco		
United Kingdom	British American Tobacco p.l.c.	21.0%

FIVE YEAR RECORD

PROFIT AND LOSS ACCOUNT

	1998 € m	1999 € m	2000 € m	2001 € m	2002 € m
Sales	2 205	2 318	2 924	3 684	3 860
Cost of sales	(810)	(840)	(995)	(1 216)	(1 382)
Gross profit	1 395	1 478	1 929	2 468	2 478
Net operating expenses	(1 040)	(1 088)	(1 395)	(1 756)	(1 996)
Operating profit	355	390	534	712	482
Net investment income/(expense)	13	(15)	(21)	8	(46)
Profit before taxation	368	375	513	720	436
Taxation	(93)	(113)	(152)	(191)	(107)
Profit after taxation	275	262	361	529	329
Minority interests	(85)	(2)	(3)	(1)	2
Attributable profit of the parent and its subsidiaries	190	260	358	528	331
Share of results of associated undertakings	381	415	425	440	495
Tobacco	404	428	430	473	495
Pay television	(20)	(2)	3	–	–
Direct retailing	(3)	(11)	(8)	(33)	–
Profit attributable to unitholders	571	675	783	968	826
Gross profit margin	63.3%	63.8%	66.0%	67.0%	64.2%
Operating profit margin	16.1%	16.8%	18.3%	19.3%	12.5%
Effective taxation rate	25.3%	30.2%	29.7%	26.5%	24.5%

Basis of preparation

1. The profit and loss account is presented on an adjusted basis excluding the effect of exceptional items and goodwill amortisation. A reconciliation of the results presented on a reported basis is given on page 84.
2. The results for the years 1998 and 1999 have been restated to include the results of the Group's tobacco interests on an equity accounted basis over the five year period, thereby facilitating a comparison of the results of the Group's luxury goods businesses over the period. Up to 31 March 1999, the Group's share of associated undertakings' operating results, goodwill amortisation, net investment income/(expense), taxation and minority interests were included in the respective lines within the consolidated profit and loss account. The above table has been restated to reflect the Group's share of associated undertakings' attributable profit in one line.

FIVE YEAR RECORD

ANALYSIS OF SALES

	1998 € m	1999 € m	2000 € m	2001 € m	2002 € m
Sales by product line					
Jewellery	414	473	667	877	860
Gold and jewellery watches	544	533	653	834	906
Other watches	405	466	640	819	888
Leather goods	211	224	267	312	303
Writing instruments	214	206	234	263	285
Clothing and other	417	416	463	579	618
	2 205	2 318	2 924	3 684	3 860
Sales by geographic region					
Europe	937	1 059	1 203	1 508	1 710
Asia	810	791	1 116	1 436	1 454
Americas	458	468	605	740	696
	2 205	2 318	2 924	3 684	3 860
Sales by distribution channel					
Retail	825	900	1 272	1 647	1 590
Wholesale	1 380	1 418	1 652	2 037	2 270
	2 205	2 318	2 924	3 684	3 860

EXCHANGE RATES

EXCHANGE RATES	1998	1999	2000	2001	2002
Average rates					
€ : US$	1.1111	1.1353	1.0318	0.9070	0.8848
€ : Yen	136.40	145.21	114.53	100.38	110.64
€ : SFr	1.6222	1.6277	1.6031	1.5389	1.4960
€ : £	0.6759	0.6839	0.6403	0.6137	0.6176

Note

The exchange rates above include for 1998 the average ecu rates as quoted by Reuters. For the year to 31 March 1999 the average rate is calculated using the average weekly closing ecu rate for the nine months to 31 December 1998 as quoted by Reuters and the average weekly closing euro rate for the three months to 31 March 1999 as quoted by Reuters. For the years ended 31 March 2000 to 31 March 2002, actual euro exchange rates have been used. Throughout the five year record the € sign has been used interchangeably for the ecu and the euro.

FIVE YEAR RECORD

CASH FLOW FROM OPERATIONS

	1998 € m	1999 € m	2000 € m	2001 € m	2002 € m
Operating profit	355	390	534	712	482
Depreciation	51	61	84	110	133
Earnings before interest, tax, depreciation and amortisation (EBITDA)	406	451	618	822	615
Other non-cash items	5	(1)	4	25	46
Decrease/(increase) in working capital	79	(155)	37	(270)	(375)
Cash inflow from operating activities	490	295	659	577	286
Capital expenditure	(77)	(75)	(150)	(230)	(308)
Net cash inflow/(outflow) from operating activities	413	220	509	347	(22)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	1998 € m	1999 € m	2000 € m	2001 € m	2002 € m
Reconciliation of profit attributable to unitholders					
On a reported basis	487	473	2 982	1 264	428
Goodwill amortisation	134	202	277	384	380
Share of BAT exceptional items	–	–	106	42	18
Gain on disposal of Vivendi interest	–	–	–	(533)	–
Gain on partial disposal of preference shareholding in BAT	–	–	–	(189)	–
Gain on Rothmans International/BAT merger	–	–	(2 582)	–	–
Share of Canal+ exceptional items	(50)	–	–	–	–
On an adjusted basis	571	675	783	968	826

PER UNIT INFORMATION (NOTE 1)

	1998	1999	2000	2001	2002
Earnings per unit excluding exceptional items and goodwill amortisation					
– basic	€ 0.995	€ 1.176	€ 1.384	€ 1.737	**€ 1.479**
– fully diluted	€ 0.995	€ 1.176	€ 1.370	€ 1.714	**€ 1.463**
Earnings per unit including exceptional items and goodwill amortisation					
– basic	€ 0.849	€ 0.824	€ 5.273	€ 2.269	**€ 0.767**
– fully diluted	€ 0.849	€ 0.824	€ 5.201	€ 2.231	**€ 0.770**
Dividend per unit – as declared in sterling	£ 0.115	£ 0.135	–	–	–
– in euros (note 2)	€ 0.170	€ 0.197	€ 0.240	€ 0.300	**€ 0.320**

Note 1
Richemont units were split on one hundred to one basis with effect from 12 November 2001. The per unit information for 2002 and comparative years is therefore presented on a subdivided basis.

Note 2
In the years 1998 and 1999 the dividend per unit expressed in euros has been calculated using the average ecu/euro : sterling exchange rate for the relevant financial year as set out on page 83. The euro equivalent on the actual date of payment of the £ 0.135 in respect of the financial year ended 31 March 1999 was € 0.208. Dividends in respect of the financial year ended 31 March 2000 and subsequent years were denominated in euros.

STATUTORY INFORMATION

COMPAGNIE FINANCIÈRE RICHEMONT AG

Registered office:	Rigistrasse 2 6300 Zug Switzerland Tel: (+41) (0) 41 710 33 22 Fax: (+41) (0) 41 711 71 02
Auditors:	PricewaterhouseCoopers AG Stampfenbachstrasse 109 8035 Zürich Switzerland

RICHEMONT SA

Registered office:	35 Boulevard Prince Henri L-1724 Luxembourg Tel: (+352) 22 42 10 Fax: (+352) 22 42 19
Auditors:	PricewaterhouseCoopers S.a.r.l. 400, route d'Esch B.P. 1443 L-1014 Luxembourg

Shares of Compagnie Financière Richemont AG are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'RIFZ.VX' / Bloombergs 'CFR VX') and are included in the Swiss Market Index ('SMI') of leading stocks. Depositary receipts in respect of Richemont units are traded on the JSE Securities Exchange South Africa (Reuters 'RCHJ.J' / Bloombergs 'RCH SJ'); American Depositary Receipts are traded over the counter in New York.

Internet:	www.richemont.com investor_relations@richemont.com

ꝒOARD OF DIRECTORS

COMPAGNIE FINANCIÈRE RICHEMONT AG

e board of Compagnie Financière Richemont AG is composed of non-executive
ectors, together with the Group Chief Executive and Finance Director.



3 4 5 6 7 8 9 10 11 12

Nikolaus Senn
AIRMAN
Senn, aged 75, is Honorary Chairman of former Union Bank of Switzerland. Having ved as Chairman of Richemont since its mation in 1988, he will retire from the ard at the Annual General Meeting to be d in September 2002.

Jean-Paul Aeschimann
PUTY CHAIRMAN
ıître Aeschimann, aged 68, is an attorney :he Bar of Geneva. He serves as Chairman the Audit Committee and is a member of : Compensation Committee. He is also airman of Barclays Bank (Suisse) SA and a ector of Reuters SA.

Johann Rupert
OUP CHIEF EXECUTIVE
: Rupert has had an extensive career in ernational business and finance. In addition his role as Group Chief Executive, Mr Rupert ı member of the Compensation Committee. also serves on the board of British American bacco p.l.c and is Chairman of Remgro nited and VenFin Limited. Mr Rupert is 52.

4 Jan du Plessis
FINANCE DIRECTOR
Aged 48, Mr du Plessis has been Finance Director of the Group since its formation in 1988 and served as Finance Director of Rothmans International from 1990 to 1996. He is also a member of the board of British American Tobacco p.l.c.

5 Leo Deschuyteneer
Mr Deschuyteneer is an executive director of Sofina SA, a leading Belgian investment company. He has been involved in a non-executive capacity with the Group's luxury goods business for many years and is a member of the Audit Committee. Mr Deschuyteneer is 71 years of age.

6 Lord Douro
Aged 56, Lord Douro served previously as Chairman of Dunhill Holdings and as Deputy Chairman of Vendôme Luxury Group. He was a member of the European Parliament from 1979 to 1989 and Chairman of Sun Life and Provincial Holdings from 1995 to 2000. He is currently Chairman of Framlington Group Limited and is a director of Sanofi-Synthelabo.

7 Yves-André Istel
Mr Istel is Senior Adviser to Rothschild Inc. and the Rothschild Group. He was previously Vice Chairman of Rothschild Inc. from 1993 to April 2002. He serves on the boards of several other public companies and non-profit institutions. He is 66 years of age. Mr Istel is a member of the Audit Committee.

8 Joseph Kanoui
Mr Kanoui, aged 65, has been a director of the Company since its foundation in 1988 and served as Chairman of Cartier Monde SA for many years. He was Chairman and Chief Executive of Vendôme Luxury Group up until his retirement in 2000. Mr Kanoui is Chairman of the Investment Committee.

9 Alan Quasha
Aged 52, Mr Quasha has been closely associated with the Group since its formation in 1988 and served as director of Richemont SA prior to joining the board of Compagnie Financière Richemont AG in 1999. He is Chairman of Quadrant Management Inc, an investment management business based in New York.

10 Lord Renwick of Clifton
Lord Renwick formerly served as British Ambassador to South Africa and the United States. He is now Vice Chairman, Investment Banking at J P Morgan and is Chairman of Fluor Ltd. He also serves on the boards of a number of other public companies including British Airways p.l.c. Lord Renwick is 64. He is a member of the Audit Committee.

11 Ernst Verloop
Mr Verloop is 75. He is a former executive director of Unilever. He served on the board of Rothmans International for a number of years and has also been director of a number of other Dutch and international companies.

12 Alan Grieve
COMPANY SECRETARY

RICHEMONT SA

The board of Richemont SA acts as the Group's Management Board, being composed of functional specialists and senior managers from the Group's operating companies.



13 15 17 19 21 23 25
14 16 18 20 22 24 26

3 Johann Rupert
EXECUTIVE CHAIRMAN

4 Jan du Plessis
FINANCE DIRECTOR

13 Alain Dominique Perrin
CHIEF EXECUTIVE OFFICER
Mr Perrin joined Cartier in 1969 and ultimately served as President of Cartier International SA. Mr Perrin was appointed Chief Executive Officer with responsibility of all of the Group's luxury goods businesses in 2001. Mr Perrin is 59.

14 Franco Cologni
SENIOR EXECUTIVE DIRECTOR
Mr Cologni, aged 67, in his capacity as Senior Executive Director, serves as Chairman of the Strategic Product and Communication Committee and is Chairman of the Supervisory Board of the Comité International de la Haute Horlogerie.

15 Richard Lepeu
CHIEF OPERATING OFFICER
Mr Lepeu, aged 50, was appointed Chief Operating Officer of Richemont in February 2001 and is responsible for the Group's distribution and shared services organisation. He joined Cartier in 1979 and was appointed Chief Executive of that company in 1995 prior to taking up his current role.

16 Callum Barton
EXECUTIVE DIRECTOR
Mr Barton is Chief Executive of Richemont's North American operations, based in New York. Aged 52, Mr Barton joined the Cartier organisation in 1975 and was previously Managing Director of Dunhill.

17 Piet Beyers
EXECUTIVE DIRECTOR
Aged 52, Mr Beyers joined the Group in 1997. He is also a director of Remgro Limited and VenFin Limited.

18 Henry-John Belmont
CHIEF EXECUTIVE: SPECIALIST WATCH BRANDS
Having previously served as the Chief Executive of Jaeger-LeCoultre for 15 years, Mr Belmont aged 61, assumed overall responsibility for the Group's seven specialist watch brands during 2001.

19 Simon Critchell
CHIEF EXECUTIVE OF DUNHILL
Mr Critchell, aged 56, was formerly Chief Executive of Richemont in North America, having joined the Group in 1990. He was appointed Chief Executive of Dunhill in June 2001.

20 Dominique Jousse
HUMAN RESOURCES DIRECTOR
Ms Jousse, aged 43, assumed her current position in early 2000, having been responsible for International Human Resources within Cartier since joining the Group in 1996.

21 Albert Kaufmann
GENERAL COUNSEL
Mr Kaufmann has been responsible for the legal affairs of the Group's luxury goods companies since 1974. Aged 54, he qualified as a member of the Bar of Geneva and was appointed as Group General Counsel in November 1999.

22 Guy Leymarie
CHIEF EXECUTIVE OF CARTIER
Mr Leymarie, aged 45, was appointed as Chief Executive of Cartier in 2001, having held a number of senior positions in that company since joining it in 1986 and having been Chief Executive of Dunhill from 1999-2001.

23 Eloy Michotte
CORPORATE FINANCE DIRECTOR
Mr Michotte has responsibility for mergers and acquisitions and other corporate finance activity within Richemont. He has been an executive director of Richemont SA since the formation of the Group in 1988. He is 54.

24 Frederick Mostert
CHIEF INTELLECTUAL PROPERTY COUNSEL
Dr Mostert, aged 42, has responsibility for intellectual property matters, having joined Richemont in 1990. He is a member of the New York Bar and Honorary Chairman of the International Trademark Association.

25 Norbert Platt
CHIEF EXECUTIVE OF MONTBLANC
Mr Platt has overseen the development of Montblanc since his appointment as Chief Executive in 1987. He is 55 years of age.

26 Jan Rupert
MANUFACTURING DIRECTOR
Aged 46, Mr Rupert heads the Group's Manufacturing Services department and has responsibility for manufacturing strategy. He joined the tobacco division of Richemont in 1982 and spent time in the watch industry prior to taking up his current position in 1999.

12 Alan Grieve
COMPANY SECRETARY

OTICE OF MEETING

The Annual General Meeting of shareholders of Compagnie Financière Richemont AG will be held at 10.00 am in the "Grosser Saal", Artherstrasse 2-4, 6300 Zug on Thursday, 12 September 2002.

AGENDA

1. Business Report

The Board of Directors proposes that the General Meeting, having taken cognisance of the reports of the auditors, approve the consolidated financial statements of the Group, the financial statements of the Company and the directors' report for the business year ended 31 March 2002.

2. Appropriation of profits

The Board of Directors proposes that the available retained earnings of the Company at 31 March 2002 of SFr 275 600 000 be carried forward to the following business year.

3. Discharge of the Board of Directors

The Board of Directors proposes that its members be discharged from their obligations in respect of the business year ended 31 March 2002.

4. Relocation of the Company's registered office to Geneva and the adoption of French-language statutes

The Board of Directors proposes that the registered office of the Company be relocated from Zug to Geneva and that the Company adopt statutes in the French language. The Board further proposes that article 2 of the statutes of the Company be amended to reflect the change to the registered office.

5. Election of the Board of Directors

The Board of Directors proposes that the following members be re-elected to serve for a further term of one year: Johann Rupert, Jean-Paul Aeschimann, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton and Ernst Verloop. The Board further proposes that Mr Franco Cologni be elected to the board.

6. Election of the auditors

The Board of Directors proposes that PricewaterhouseCoopers AG be re-appointed for a further term of one year as auditors of the consolidated financial statements of the Group and of the financial statements of the Company.

The financial statements of the Group and of the Company along with the related reports of the auditors together with the directors' report for the year ended 31 March 2002 and the French language version of the Company's statutes will be available for inspection at the registered office of the Company from 19 August 2002 onwards. A copy of the financial statements, reports of the auditors and the directors' report, which are contained in the Richemont Annual Report 2002, will be sent to shareholders upon request.

Cards for admission to the Annual General Meeting together with voting forms may be obtained by holders of bearer shares, upon deposit of their share certificates, from any branch of the following banks up to 6 September 2002: UBS AG, Lombard Odier Darier Hentsch & Cie, Bank J Vontobel & Co AG, Pictet & Cie and Bank von Ernst & Cie AG.

Deposited shares will be blocked until the close of the meeting. No admission cards will be issued on the day of the meeting itself.

A shareholder may appoint a proxy, who need not be a shareholder, as his or her representative at the meeting. Forms of proxy are provided on the reverse of the admission cards. In accordance with Swiss law, each shareholder may be represented at the meeting by the Company, by a bank or similar institution or by Dr Andreas Renggli, Notary Public, Baarerstrasse 8, 6300 Zug as independent agent. Unless proxies include explicit instructions to the contrary, voting rights will be exercised in support of the proposals of the Board of Directors.

Depository agents, as defined in Article 689d of the Swiss Company Law, are requested to indicate to the Company, as soon as possible and in any event to the admission control prior to the commencement of the meeting, the number and par value of the shares they represent together with the reference numbers of the relevant admission cards. Institutions subject to the Swiss Federal Act on Banks and Savings Banks of 8 November 1934 and professional fund managers and trustees may be considered as depository agents.

For the Board of Directors

Nikolaus Senn
CHAIRMAN
Zug, 5 June 2002

Johann Rupert
GROUP CHIEF EXECUTIVE

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